UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Harris Interactive Inc.

(Name of Subject Company)

Harris Interactive Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

414549105

(CUSIP Number of Class of Securities)

Al Angrisani

President & Chief Executive Officer

Harris Interactive Inc.

60 Corporate Woods

Rochester, NY 14623

(585) 272-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

David N. Shine, Esq.

Abigail P. Bomba, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Phone: (212) 859-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Harris Interactive Inc., a Delaware corporation (“Harris Interactive”). The address of the principal executive offices of Harris Interactive is 60 Corporate Woods, Rochester, New York 14623, and its telephone number is (585) 272-8400. In this Schedule 14D-9, references to “we,” “us,” “our,” “its,” the “Company” and “Harris Interactive” refer to Harris Interactive Inc.

(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, $0.001 par value per share, of Harris Interactive (the “Common Stock” and including the associated rights to purchase shares of Series A Preferred Stock attached thereto and issued pursuant to the Rights Agreement, dated as of March 11, 2005, by and between Harris Interactive and American Stock Transfer & Trust Company (the “Rights Agreement”), collectively, the “Shares”, and each a “Share”). As of November 30, 2013, there were (i) 58,300,145 Shares issued and outstanding (including Company Restricted Shares, as defined below), (ii) 4,731,984 Shares subject to issuance pursuant to options to purchase Shares (“Company Options”), and (iii) 1,482,350 Shares issued as restricted Shares (“Company Restricted Shares”).

Item 2.	Identity and Background of Filing Person.

(a) Name and Address. The name, address and telephone number of Harris Interactive, which is the subject company and the person filing this Schedule 14D-9, are set forth in Item 1(a) above. Our website is http://www.harrisinteractive.com. Harris Interactive’s website and the information on or available through the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

(b) Tender Offer and Merger.

This Schedule 14D-9 relates to the offer by Prime Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Nielsen Holdings N.V. (“Parent” or “Nielsen”), a Netherlands entity, to purchase all of the outstanding Shares at a price of $2.00 per Share, as may be adjusted upward or downward as described below pursuant to the Merger Agreement (as defined below) (such price, as so adjusted as set forth below, if applicable, the “Offer Price”), net to the selling Company stockholders in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated December 10, 2013 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer”. The Offer Price will be (x) increased if the World Wide Cash Adjusted Amount (as defined in and determined in accordance with the Merger Agreement) is greater than $9,350,000, with such increase to be an amount equal to the quotient (rounded to the nearest whole $0.01) of (A) the amount by which the World Wide Cash Adjusted Amount exceeds $9,300,000 divided by (B) the number of Shares issued and outstanding as of January 9, 2014 (determined on a Fully Diluted basis (as defined in the Merger Agreement)) and (y) decreased if the World Wide Cash Adjusted Amount is less than $9,250,000, with such decrease to be an amount equal to the quotient (rounded to the nearest whole $0.01) of (A) the amount by which the World Wide Cash Adjusted Amount is less than $9,300,000 divided by (B) the number of Shares issued and outstanding as of January 9, 2014 (determined on a Fully Diluted basis). For the avoidance of doubt, if the World Wide Cash Adjusted Amount is equal to or greater than $9,250,000 and less than or equal to $9,350,000, the Offer Price will not be adjusted.

The Offer is described in a Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, the “Schedule TO”), filed by Nielsen and Purchaser with the Securities and Exchange Commission (the “SEC”) on December 10, 2013.

The Offer to Purchase and Letter of Transmittal are being mailed to Company stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 25, 2013 (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser. The Merger Agreement provides for, among other things, the making of the Offer by Purchaser and further provides that, as soon as practicable following consummation of the Offer and subject to the satisfaction of each of the applicable conditions set forth therein, Purchaser will be merged with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with the Company surviving as an indirect wholly owned subsidiary of Parent (the “Surviving Corporation”). Because the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), no stockholder vote will be required to consummate the Merger. The Company, Parent and Purchaser have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as possible following the consummation of the Offer and therefore do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), all remaining outstanding Shares not tendered in the Offer (other than Shares held by Parent and its subsidiaries or held by the Company and its subsidiaries immediately prior to the Effective Time, or held by any stockholder of the Company who or which is entitled to demand, and properly demands, appraisal rights pursuant to and in full compliance with Section 262 of the DGCL) will be cancelled and retired and will cease to exist and will thereafter represent only the right to receive an amount equal to the Offer Price in cash without interest. As a result of the Merger, Harris Interactive will cease to be a publicly traded company and will become wholly-owned by Parent.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer on December 10, 2013. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer will initially be scheduled to expire at 12:00 A.M., New York City time, on January 29, 2014 (one minute after 11:59 P.M., New York City time, on January 29, 2014) the date that is 34 business days (for this purpose calculated in accordance with Rule 14d-1(g)(3) promulgated under the Exchange Act) following commencement of the Offer (such date and time, the “Expiration Date”, unless pursuant to the Merger Agreement, Purchaser extends the period during which the Offer is open, in which case the term “Expiration Date” means the latest date and time in which the Offer, as so extended, expires).

Pursuant to the Merger Agreement, Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or the NASDAQ Stock Market (“NASDAQ”) applicable to the Offer or for any period otherwise required by applicable law, and if any condition to the Offer is not satisfied or waived at any scheduled Expiration Date, Purchaser will extend the Offer for one or (as needed) more periods of five (5) business days each (or such shorter period as the Company agrees to or such longer period as Purchaser, Nielsen and the Company may agree); provided, however, that in no event will Purchaser be required to extend the Offer to a date later than March 31, 2014 (the “End Date”).

No later than 9:00 A.M., New York City time, on the business day following final determination of the World Wide Cash Adjusted Amount, Purchaser will announce any adjustment of the Offer Price to the holders of Shares, or, if applicable, Purchaser will announce that the Offer Price will not be adjusted. This announcement is expected to occur no earlier than January 10, 2014 and no later than January 21, 2014 pursuant to the terms of the Merger Agreement.

Following the announcement of the final determination of the World Wide Cash Adjusted Amount (as defined in and determined in accordance with the Merger Agreement), (A) if the Offer Price will be adjusted and the date the Offer is scheduled to expire is less than ten (10) business days following notice of such adjustment, Purchaser will extend the Offer such that the Expiration Date is ten (10) business days following such notice and

(B) if the Offer Price will not be adjusted and the date the Offer is scheduled to expire is less than five (5) business days following notice that there will be no adjustment to the Offer Price, Purchaser will extend the Offer such that the Expiration Date is five (5) business days following such notice.

If at the end of any scheduled Expiration Date, all of the Offer Conditions (as defined in the Merger Agreement) are satisfied other than the Minimum Condition (as defined in the Merger Agreement), then Purchaser will only be required to extend the Offer for an additional period of five (5) business days and if at the end of such five (5) business day period the Minimum Condition continues to not be satisfied, Purchaser is required to extend the Offer for one more period of five (5) business days; provided that if a third party acquisition proposal has been publicly announced or a tender offer or exchange offer has been commenced by a third party (and in each case not withdrawn), Purchaser will be required to extend the Offer for one or (as needed) more periods of five (5) business days each (or such shorter period as the Company agrees to or such longer period as Purchaser, Nielsen and the Company may agree) until the earlier of (i) February 28, 2014 and (ii) five (5) business days after the date such acquisition proposal or tender or exchange offer has been withdrawn, after which Purchaser will not be required to extend the Offer; provided further, that in no event will Purchaser be required to extend the Offer to a date later than the End Date. Each of the time periods described in this and the foregoing three paragraphs is calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act.

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

As set forth in the Schedule TO, Parent has principal executive offices located at 85 Broad Street, New York, New York 10004 and Diemerhof 2, 1112 XL Diemen, The Netherlands. The telephone number of the New York office is (646) 654-5000 and the telephone number of the office in the Netherlands is +31 (0) 20 398 87 77. The address of the principal executive office of Purchaser is 85 Broad Street, New York, New York 10004 and the telephone number Purchaser’s principal executive office is (646) 654-5000.

Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, is available to the public without charge over the Internet at the SEC’s website at www.sec.gov.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) any of its executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

(a) Arrangements between the Company and Parent and Purchaser.

Merger Agreement

On November 25, 2013, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11—“The Merger Agreement; Other Agreements” of the Offer to Purchase and the description of the terms and conditions of the Offer contained in Section 15—“Conditions to the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures made in the Company’s public reports filed with the SEC. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in the confidential disclosure schedules provided by the Company to Parent and Purchaser in connection with the execution and delivery of the Merger Agreement. The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, Parent and Purchaser, and certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Parent and Purchaser, rather than establishing matters of fact and may be subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders. Accordingly, the representations and warranties in the Merger Agreement may not represent the actual state of facts about the Company, Parent or Purchaser. The Company’s stockholders are not third-party beneficiaries of the Merger Agreement, and the Company’s stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

Confidentiality Agreement

On June 28, 2013, the Company and The Nielsen Company (US), LLC (“Nielsen US”) entered into a Confidentiality Agreement (the “Confidentiality Agreement”), pursuant to which Nielsen US agreed, subject to certain exceptions, that for a period of three years from the date of the Confidentiality Agreement, any non-public information related to the Company and its affiliates furnished to Nielsen US or its representatives by or on behalf of the Company or its representatives would be used solely for the purpose of evaluating a possible transaction between Nielsen US and its affiliates and the Company and would be kept confidential, except as provided in the Confidentiality Agreement. The Confidentiality Agreement also includes a standstill provision that, subject to certain exceptions, prohibits Nielsen US and certain of its affiliates from taking certain actions involving or with respect to the Company for a period ending eighteen (18) months from the date of the Confidentiality Agreement.

This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

(b) Arrangements between the Company and its Executive Officers, Directors and Affiliates.

Certain of the Company’s executive officers and directors may be deemed to have certain interests in the Transactions and related transactions that may be different from or in addition to those of the Company’s stockholders generally. Those interests may create potential conflicts of interest. The board of directors of the Company (the “Company Board”) was aware of those interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and related transactions, as discussed below in Item 4. “The Solicitation or Recommendation—Background of the Offer; Reasons for the Recommendation of the Company Board”.

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Consideration for Shares Tendered Pursuant to the Offer

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of November 30, 2013, the directors and executive officers of the Company and their affiliates beneficially owned, in the aggregate, 7,378,825 Shares, which for purposes of this subsection excludes Company Options and the future vesting of any Company Restricted Shares held by such individuals. If the directors, executive officers and their affiliates were to tender all of such Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Parent for the Offer Price, without adjustment, the directors and executive officers would receive an aggregate of $14,757,650 in cash, without interest.

The following table sets forth, as of November 30, 2013, (i) the number of Shares beneficially owned by each of our directors and executive officers (which, for clarity, excludes Shares issuable upon exercise of Company Options and unvested Company Restricted Shares), and (ii) the aggregate cash consideration that each executive officer, director and his or her affiliates would be entitled to receive in respect of his, her or its outstanding Shares, assuming such individual was to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser for the Offer Price, without adjustment.

Name	Position	Number of Shares	Consideration Payable in Respect of Shares
Al Angrisani	President and Chief Executive Officer	860,000	$1,720,000
Eric W. Narowski	Chief Financial Officer, Global Controller and Principal Accounting Officer	116,469	$232,938
Marc H. Levin	Chief Operating Officer, Chief Administrative Officer, General Counsel & Corporate Secretary	12,500	$25,000
Michael de Vere	President and Chief Executive Officer, U.S. Business Group	0	$0
Todd Myers	Chief Operating Officer, U.S. Business Group	1,122	$2,244
David Brodsky	Director	332,800	$665,600
Steven L. Fingerhood(1)	Director	5,515,024	$11,030,048
Howard L. Shecter	Director	375,855	$751,710
Antoine G. Treuille	Director	165,055	$330,110
TOTAL		7,378,825	$14,757,650

(1)	Mr. Fingerhood has indirect beneficial ownership of 5,418,853 shares of the Shares by virtue of his position as the managing member of the general partner of certain private investment vehicles and, as such, the Shares may be deemed to be beneficially owned by Mr. Fingerhood. Mr. Fingerhood disclaims beneficial ownership of the Shares except to the extent of his pecuniary interest therein. Mr. Fingerhood has direct beneficial ownership of the balance of the reported Shares. Mr. Fingerhood has sole voting power and sole investment power over all of the reported Shares.

For a description of the treatment of Company Options and Company Restricted Shares held by the directors and executive officers of the Company, see below under the heading “Effect of the Transactions on Company Options and Company Restricted Shares.”

Effect of the Transactions on Company Options and Company Restricted Shares

Pursuant to the Merger Agreement each Company Option outstanding at or immediately prior to the time at which Shares are first accepted for payment under the Offer (the “Acceptance Time”) will, without any action on the part of any holder of such Company Option, fully vest and become exercisable. To the extent not exercised prior to the Effective Time, upon the Effective Time each Company Option will be canceled and converted automatically into the right to receive promptly after the Effective Time, an amount in cash equal to the product of (i) the excess, if any, of the Offer Price over the applicable per Share exercise price of such Company Option and (ii) the number of Shares such holder could have purchased had such holder exercised such Option in full immediately prior to the Effective Time, less applicable taxes required to be withheld with respect to such payment. Parent will not assume any Company Options in connection with the Merger.

Also, pursuant to the Merger Agreement each Company Restricted Share outstanding at or immediately prior to the Acceptance Time will, without any action on the part of any holder of such Company Restricted Share, cease to be subject to any forfeiture or vesting conditions. At the Effective Time, each such Company Restricted Share will automatically be converted into, and canceled in exchange for, the right to receive the Merger Consideration (as defined in the Merger Agreement) promptly after the Effective Time, less applicable taxes required to be withheld with respect to such payment.

The following table sets forth, as of November 30, 2013, the cash consideration that each executive officer and director of the Company would be entitled to receive in respect of his or her outstanding Company Options at the applicable time, assuming such Company Options are treated as described in the preceding paragraphs and that there is no adjustment to the Offer Price of $2.00 per share.

Name	Position	Number of Shares Subject to Vested Options	Number of Shares Subject to Unvested Options	Exercise Price Per Share	Consideration Payable in Respect of Vested Stock Options	Consideration Payable in Respect of Unvested Stock Options	Total
Al Angrisani	President and Chief Executive Officer	1,018,450	660,000	$0.70 - $6.27	$1,287,000	$858,000	$2,145,000
Eric W. Narowski	Chief Financial Officer, Global Controller and Principal Accounting Officer	189,563	92,687	$0.70 - $5.31	$205,075	$120,024	$325,099
Marc H. Levin	Chief Operating Officer, Chief Administrative Officer, General Counsel & Corporate Secretary	272,813	127,187	$0.38 - $1.15	$362,350	$163,749	$526,099
Michael de Vere	President and Chief Executive Officer, U.S. Business Group	297,500	152,500	$0.70 - $1.15	$346,244	$187,656	$533,900
Todd Myers	Chief Operating Officer, U.S. Business Group	114,375	51,625	$0.79 - $1.18	$123,720	$61,480	$185,200
David Brodsky	Director	15,000	0	$6.79	$0	$0	$0
Steven L. Fingerhood	Director	0	0	$0	$0	$0	$0
Howard L. Shecter	Director	25,000	0	$6.79	$0	$0	$0
Antoine G. Treuille	Director	30,000	0	$6.79 - 8.10	$0	$0	$0

The following table sets forth, as of November 30, 2013, the cash consideration that each executive officer and director of the Company would be entitled to receive in respect of his or her outstanding Company Restricted Shares at the applicable time, assuming such Company Restricted Shares are treated as described in the preceding paragraphs and that there is no adjustment to the Offer Price of $2.00 per share.

Name	Position	Number of Shares Subject to Vested Company Restricted Shares	Number of Shares Subject to Unvested Company Restricted Shares	Consideration Payable in Respect of Vested Company Restricted Shares	Consideration Payable in Respect of Unvested Company Restricted Shares	Total
Al Angrisani	President and Chief Executive Officer	0	250,000	$0	$500,000	$500,000
Eric W. Narowski	Chief Financial Officer, Global Controller and Principal Accounting Officer	0	125,000	$0	$250,000	$250,000
Marc H. Levin	Chief Operating Officer, Chief Administrative Officer, General Counsel & Corporate Secretary	0	150,000	$0	$300,000	$300,000
Michael de Vere	President and Chief Executive Officer, U.S. Business Group	0	150,000	$0	$300,000	$300,000
Todd Myers	Chief Operating Officer, U.S. Business Group	0	175,000	$0	$350,000	$350,000
David Brodsky	Director	0	23,450	$0	$46,900	$46,900
Steven L. Fingerhood	Director	0	23,450	$0	$46,900	$46,900
Howard L. Shecter	Director	0	42,000	$0	$84,000	$84,000
Antoine G. Treuille	Director	0	23,450	$0	$46,900	$46,900

Continuing Employees

The Merger Agreement provides that, for a period beginning on the Effective Time and ending on December 31, 2014, Parent will provide each person who is an employee of the Company or any of its subsidiaries as of the closing of the Transactions (each, a “Continuing Employee”) (i) an annual rate of base salary (or hourly wage) and an annual cash performance-based incentive compensation opportunity (except any retention bonus compensation) that is no less favorable in the aggregate to the base salary or wages and annual cash performance-based incentive opportunity (except any retention bonus compensation) provided to such Continuing Employee immediately prior to the Effective Time and (ii) employee benefits that, taken as a whole, are no less favorable in the aggregate that those employee benefits provided to similarly situated employees of Parent or its affiliates as in effect immediately prior to the Effective Time.

In addition, each Continuing Employee will receive credit for such Continuing Employee’s length of service with the Company and its subsidiaries for certain purposes (including for purposes of eligibility, vesting, benefit accrual and determination of the level of benefits) under each plan, program, policy or arrangement of Parent and its affiliates that Continuing Employees may be eligible to participate in after the Effective Time to the same extent that such service was recognized under a similar plan, program, policy or arrangement of the Company or any of its subsidiaries at Closing, provided that such crediting of service will not be required (i) to the extent that it results in a duplication of benefit for the same period of service, (ii) for benefit accrual purposes under any defined benefit pension plan or (iii) for any newly established plan, program, policy or arrangement by Parent or any of its affiliates, for which similarly situated employees of Parent or the applicable affiliate do not receive past service credit.

Further, with respect to any welfare benefit plan of Parent or any of its affiliates that provides for medical, dental, health, pharmaceutical or vision benefits and in which Continuing Employees are eligible to participate after the Effective Time, Parent will use commercially reasonable efforts to, (i) waive all limitations as to pre-existing conditions, exclusions and service condition with respect to participation and coverage requirements applicable to each Continuing Employee, (ii) honor any payments, charges and expenses of such Continuing Employee (and his or her eligible dependents) that were applied toward the deductible, out-of-pocket maximums and co-payments under a benefit plan of the Company in satisfying any applicable deductibles, out-of-pocket maximums and co-payments under the corresponding welfare benefit plan of Parent and its affiliates during the same plan year in which such payments, charges and expenses were made and (iii) waive any waiting period limitation or evidence of insurability requirement to the extent such Continuing Employee had satisfied any similar limitation under a corresponding benefit plan of the Company

The provisions described above only apply with respect to Continuing Employees who are covered under benefit arrangements that are maintained primarily for the benefit of Continuing Employees employed in the United States (and Continuing Employees regularly employed outside the United States to the extent that they participate in such benefit arrangements of the Company). With respect to Continuing Employees not described in the preceding sentence, Parent will, and will cause its subsidiaries to, comply with all applicable laws relating to Continuing Employees and employee benefit matters applicable to such employees.

Treatment of the ESPP

Pursuant to the Merger Agreement, the Company will not permit participants in Harris Interactive’s 1999 Employee Stock Purchase Plan and 2007 Employee Stock Purchase Plan (collectively, the “ESPP”) to increase their elections as to the amount of compensation withheld to purchase Shares under the ESPP, and the Company is not permitted to establish or commence any new offering periods under the ESPP. The current offering period under the ESPP that commenced prior to the date of the Merger Agreement will continue until the end of such offering period on December 31, 2013. Each Share purchased under the ESPP may be tendered in the Offer and if not so tendered, each such Share will be automatically converted into the right to an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes on the same basis as all other Shares.

In addition, prior to the Effective Time, the Company will take all actions necessary to: (i) cause the exercise (as of the last business day prior to the Effective Time) of each outstanding purchase right under the ESPP, and make any pro-rata adjustments that may be necessary to reflect the shortened offering period but otherwise cause such shortened offering period thereunder to be treated as fully effective and completed offering period for all purposes under the ESPP and (ii) provide that no further offering period or purchase period will commence under the ESPP after the Effective Time, provided, however, that the exercise of outstanding purchase rights, and the discontinuation of further offering and purchase periods, will be conditioned upon the consummation of the Merger. Immediately prior to and effective as of the Effective Time (and subject to the consummation of the Merger), the Company will terminate the ESPP.

Employment Arrangements

Simultaneous with the Company entering into the Merger Agreement, the Company amended and restated the employment agreements for Al Angrisani, Eric Narowski, Marc Levin, Michael de Vere and Todd Myers (the “Executive Officers”). The amendment and restatement, among other clarification changes, harmonized the definition of “change in control” in each agreement with the definition used in the Company 2007 Long Term Incentive Plan. It is expected that the Transactions, if consummated, will constitute a “change in control” for purposes of the Executive Officers’ amended and restated employment agreements.

Employment Agreement with Al Angrisani

Mr. Angrisani serves as the President and Chief Executive Officer of the Company, pursuant to an employment agreement with the Company, amended and restated as of November 25, 2013, the date the Merger

Agreement was entered into by the Company. The employment agreement provides for a term lasting until the earliest to occur of (i) June 30, 2014, (ii) Mr. Angrisani’s death and (iii) the date on which either the Company or Mr. Angrisani terminates Mr. Angrisani’s employment for any reason pursuant to the terms of his employment agreement. Pursuant to the employment agreement, if Mr. Angrisani is terminated without cause or resigns for good reason prior to June 30, 2014, he is entitled to a pro-rata portion of his performance bonus for the fiscal year ending June 30, 2014, based on the level of attainment of the applicable operating performance goals at the time of his termination, payable within thirty (30) days after the effective date of such termination. If a change in control occurs before June 30, 2014, then Mr. Angrisani will be entitled to his quarterly bonuses for each quarter ending subsequent to the change in control, payable on the last business day of each applicable quarter and his annual bonus, payable on June 30, 2014. However, such amounts are to be paid within thirty (30) days of Mr. Angrisani’s termination without cause or resignation for good reason if such termination occurs following a change in control prior to the payment of the quarterly and annual bonus amounts. If a change in control occurs before June 30, 2014, Mr. Angrisani will be entitled to a lump-sum payment of $1,000,000 if he, within thirty (30) days following the change in control, terminates his employment by giving the Company ninety (90) days advance notice or if he is terminated by the Company without cause during the same 30-day period, payable within thirty (30) days following the date of termination. If Mr. Angrisani’s employment is terminated as a result of his death, disability, by the Company for cause or by him without good reason, then Mr. Angrisani is also entitled to any performance bonus earned for a fiscal year ending before the date of his termination, expense reimbursement and other amounts which have accrued as of the date of such termination of employment in accordance with generally accepted accounting principles or “GAAP”.

Employment Agreement with Eric Narowski

Mr. Narowski serves as the Chief Financial Officer, Global Controller and Principal Accounting Officer of the Company, pursuant to an employment agreement with the Company, amended and restated as of November 25, 2013, the date the Merger Agreement was entered into by the Company. The employment agreement provides for a term lasting until Mr. Narowski’s death or the date on which either the Company or Mr. Narowski terminates Mr. Narowski’s employment for any reason.

Pursuant to the employment agreement, if Mr. Narowski is terminated without cause or resigns for good reason, he is entitled to a lump-sum amount equal to the sum of twelve (12) months of his then current base salary plus the equivalent of twelve (12) months of the Company’s share of his health and medical premiums at his then-active employee rate. If such termination occurs in contemplation of a change in control or during the twelve (12) month period following a change in control, then Mr. Narowski is entitled to a lump-sum amount equal to the sum of eighteen (18) months of his then current base salary plus the equivalent of eighteen (18) months of the Company’s share of his health and medical premiums at his then-active employee rate. Upon termination of employment, Mr. Narowski is also entitled to base compensation, expense reimbursement, vacation and employee benefits that have accrued, vested and are unpaid as of the date of his termination.

Mr. Narowski is entitled to a prorated portion of his target performance bonus if he is terminated without cause or resigns for good reason. Upon the occurrence of a change in control, Mr. Narowski is entitled to his full target performance bonus, to be paid on the last day of the fiscal year in which the change in control occurs, unless he is terminated without cause or resigns for good reason prior to that date, in which case the full target performance bonus is to be paid within thirty (30) days of his termination.

If Mr. Narowski is terminated without cause or resigns for good reason, then he is entitled to a prorated portion of his fiscal year 2014 retention bonus (less any portion paid prior to the date of termination) as of the termination date. If a change in control occurs prior to June 30, 2014, Mr. Narowski is entitled to a prorated portion of his fiscal year 2014 retention bonus (less any portion paid prior to the date of termination), to be paid within thirty (30) days of the change in control, with the remaining portion of his retention bonus to be paid in normal course, unless following such change in control, he is terminated without cause or resigns for good reason on or prior to June 30, 2014, in which case the fiscal year 2014 retention bonus (less any portion paid prior to the date of termination) is to be paid within thirty (30) days of his termination.

If a change in control occurs prior to June 30, 2014, then Mr. Narowski is entitled to a guaranteed cash bonus in the amount equal to 25,000 multiplied by the price per share paid by the acquirer in the change in control transaction, to be paid on June 30, 2014 so long as he remains employed through such date, unless he is terminated without cause or resigns for good reason prior to that date, in which case the guaranteed cash bonus is to be paid within thirty (30) days of his termination.

If a change in control occurs prior to June 30, 2014 and Mr. Narowski remains employed through such date or if he is terminated without cause or resigns for good reason, then he is entitled to a payment of $150,000 in cash, payable on the date of the change in control.

Upon the occurrence of a change in control and pursuant to the terms of the Company 2007 Long Term Incentive Plan and Mr. Narowski’s equity award agreements, any unvested stock options and shares of restricted stock held by Mr. Narowski will immediately vest and, in the case of unvested stock options, will become immediately exercisable.

Employment Agreement with Marc Levin

Mr. Levin serves as the Chief Operating Officer, Chief Administrative Officer, General Counsel and Corporate Secretary of the Company, pursuant to an employment agreement with the Company, amended and restated as of November 25, 2013, the date the Merger Agreement was entered into by the Company. The employment agreement provides for a term lasting until Mr. Levin’s death or the date on which either the Company or Mr. Levin terminates Mr. Levin’s employment for any reason.

Pursuant to the employment agreement, if Mr. Levin is terminated without cause or resigns for good reason, he is entitled to a lump-sum amount equal to the sum of twelve (12) months of his then current base salary plus the equivalent of twelve (12) months of the Company’s share of his health and medical premiums at his then-active employee rate. If such termination occurs in contemplation of a change in control or during the twelve (12) month period following a change in control, then Mr. Levin is entitled to a lump-sum amount equal to the sum of eighteen (18) months of his then current base salary plus the equivalent of eighteen (18) months of the Company’s share of his health and medical premiums at his then-active employee rate. Upon termination of employment, Mr. Levin is also entitled to base compensation, expense reimbursement, vacation and employee benefits that have accrued, vested and are unpaid as of the date of his termination.

Mr. Levin is entitled to a prorated portion of his target performance bonus if he is terminated without cause or resigns for good reason. Upon the occurrence of a change in control, Mr. Levin is entitled to his full target performance bonus, to be paid on the last day of the fiscal year in which the change in control occurs, unless he is terminated without cause or resigns for good reason prior to that date, in which case the full target performance bonus is to be paid within thirty (30) days of his termination.

If Mr. Levin is terminated without cause or resigns for good reason, then he is entitled to a prorated portion of his fiscal year 2014 retention bonus (less any portion paid prior to the date of termination) as of the termination date. If a change in control occurs prior to June 30, 2014, Mr. Levin is entitled to a prorated portion of his fiscal year 2014 retention bonus (less any portion paid prior to the date of termination), to be paid within thirty (30) days of the change in control, with the remaining portion of his retention bonus to be paid in normal course, unless following such change in control, he is terminated without cause or resigns for good reason on or prior to June 30, 2014, in which case the fiscal year 2014 retention bonus (less any portion paid prior to the date of termination) is to be paid within thirty (30) days of his termination.

If a change in control occurs prior to June 30, 2014, then Mr. Levin is entitled to a guaranteed cash bonus in the amount equal to 50,000 multiplied by the price per share paid by the acquirer in the change in control transaction, to be paid on June 30, 2014 so long as he remains employed through such date, unless he is terminated without cause or resigns for good reason prior to that date, in which case the guaranteed cash bonus is to be paid within thirty (30) days of his termination.

If a change in control occurs prior to June 30, 2014 and Mr. Levin remains employed through such date or if he is terminated without cause or resigns for good reason, then he is entitled to a payment of $250,000 in cash, payable on the date of the change in control.

Upon the occurrence of a change in control and pursuant to the terms of the Company 2007 Long Term Incentive Plan and Mr. Levin’s equity award agreements, any unvested stock options and shares of restricted stock held by Mr. Levin will immediately vest and, in the case of unvested stock options, will become immediately exercisable.

Employment Agreement with Michael de Vere

Mr. de Vere serves as the President and Chief Executive Officer of U.S. Business Groups of the Company, pursuant to an employment agreement with the Company, amended and restated as of November 25, 2013, the date the Merger Agreement was entered into by the Company. The employment agreement provides for a term lasting until Mr. de Vere’s death or the date on which either the Company or Mr. de Vere terminates Mr. de Vere’s employment for any reason.

Pursuant to the employment agreement, if Mr. de Vere is terminated without cause or resigns for good reason, he is entitled to an amount equal to the sum of twelve (12) months of his then current base salary plus the equivalent of twelve (12) months of the Company’s share of his health and medical premiums at his then-active employee rate, payable in twelve (12) equal monthly installments commencing thirty (30) days following the termination date. If such termination occurs in contemplation of a change in control or during the twelve (12) month period following a change in control, then Mr. de Vere is entitled to an amount equal to the sum of eighteen (18) months of his then current base salary plus the equivalent of eighteen (18) months of the Company’s share of his health and medical premiums at his then-active employee rate, two-thirds to be paid in a lump sum within thirty (30) days following the termination date and the remainder to be paid in a lump sum within thirty (30) days following the one year anniversary of the termination date, subject to his compliance with certain restrictive covenants. Upon termination of employment, Mr. de Vere is also entitled to base compensation, expense reimbursement, vacation and employee benefits that have accrued, vested and are unpaid as of the date of his termination.

Upon the occurrence of a change in control, Mr. de Vere is entitled to a prorated target performance bonus as a minimum guaranteed performance bonus, to be paid on the last day of the fiscal year in which the change in control occurs, unless certain financial metrics are achieved through the fiscal quarter in which the change in control occurs, in which case Mr. de Vere is entitled to his full target performance bonus, to be paid on the last day of the fiscal year in which the change in control occurs. If Mr. de Vere is terminated without cause or resigns for good reason, he is entitled to a prorated target performance bonus, unless such termination occurs in the same fiscal year as a change in control and certain financial metrics are met, in which case Mr. de Vere is entitled to his full target performance bonus.

If Mr. de Vere is terminated without cause or resigns for good reason, he is entitled to a prorated retention bonus (less any portion paid prior to the date of termination). Upon the occurrence of a change in control prior to June 30, 2014, Mr. de Vere is entitled to a prorated portion of his retention bonus for fiscal year 2014 (less any portion paid prior to the date of termination) to be paid within thirty (30) days following the change in control.

Upon the occurrence of a change in control and pursuant to the terms of the Company 2007 Long Term Incentive Plan and Mr. de Vere’s equity award agreements, any unvested stock options and shares of restricted stock held by Mr. de Vere will immediately vest and, in the case of unvested stock options, will become immediately exercisable.

Employment Agreement with Todd Myers

Mr. Myers serves as the Chief Operating Officer of U.S. Business Groups of the Company, pursuant to an employment agreement with the Company, amended and restated as of November 25, 2013, the date the Merger

Agreement was entered into by the Company. The employment agreement provides for a term lasting until Mr. Myers’ death or the date on which either the Company or Mr. Myers terminates Mr. Myer’s employment for any reason.

Pursuant to the employment agreement, if Mr. Myers is terminated without cause or resigns for good reason, he is entitled to a lump-sum amount equal to the sum of twelve (12) months of his then current base salary plus the equivalent of twelve (12) months of the Company’s share of his health and medical premiums at his then-active employee rate. If such termination occurs in contemplation of a change in control or during the twelve (12) month period following a change in control, then Mr. Myers is entitled to a lump-sum amount equal to the sum of eighteen (18) months of his then current base salary plus the equivalent of eighteen (18) months of the Company’s share of his health and medical premiums at his then-active employee rate. Upon termination of employment, Mr. Myers is also entitled to base compensation, expense reimbursement, vacation and employee benefits that have accrued, vested and are unpaid as of the date of his termination.

Upon the occurrence of a change in control, Mr. Myers is entitled to a prorated target performance bonus as a minimum guaranteed performance bonus, to be paid on the last day of the fiscal year in which the change in control occurs, unless certain financial metrics are achieved through the fiscal quarter in which the change in control occurs, in which case Mr. Myers is entitled to his full target performance bonus, to be paid on the last day of the fiscal year in which the change in control occurs. If Mr. Myers is terminated without cause or resigns for good reason, he is entitled to a prorated target performance bonus, unless such termination occurs in the same fiscal year as a change in control and certain financial metrics are met, in which case Mr. Myers is entitled to his full target performance bonus.

If Mr. Myers is terminated without cause or resigns for good reason, he is entitled to a prorated retention bonus (less any portion paid prior to the date of termination). Upon the occurrence of a change in control prior to June 30, 2014, Mr. Myers is entitled to a prorated portion of his retention bonus for fiscal year 2014 (less any portion paid prior to the date of termination) to be paid within thirty (30) days following the change in control.

If a change in control occurs prior to June 30, 2014, then Mr. Myers is entitled to a guaranteed cash bonus in the amount equal to 25,000 multiplied by the price per share paid by the acquirer in the change in control transaction, to be paid on June 30, 2014 so long as he remains employed through such date, unless he is terminated without cause or resigns for good reason prior to that date, in which case the guaranteed cash bonus is to be paid within thirty (30) days of his termination.

Upon the occurrence of a change in control and pursuant to the terms of the Company 2007 Long Term Incentive Plan and Mr. Myer’s equity award agreements, any unvested stock options and shares of restricted stock held by Mr. Myers will immediately vest and, in the case of unvested stock options, will become immediately exercisable.

Termination of Employment Upon Consummation of Transactions

Pursuant to the terms of the Merger Agreement, if termination of their employment has not occurred prior to the Closing, immediately following the consummation of the Transactions Parent will terminate the employment of Messrs. Angrisani, Narowski and Levin and will cause the Company to pay the amounts owed to Messrs. Angrisani, Narowski and Levin, less any applicable withholding taxes, as described above, in satisfaction of the Company’s obligations to such executives under the terms of their amended and restated employment agreements, which payments have been approved in accordance with the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Transaction Bonus Pool

At or prior to Closing, a transaction bonus pool in an amount of up to $600,000 in the aggregate may be paid to certain Executive Officers and directors (the “Transaction Bonus Pool”). The recipients, if any, and the specific amounts allocated to each recipient from the Transaction Bonus Pool, will be determined by the Compensation Committee of the Board (excluding any member who may receive a payment from the Transaction Bonus Pool) at or prior to Closing and approved in accordance with the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Information Regarding Golden Parachute Compensation

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The table below assumes that the closing of the Merger occurs on January 31, 2014, the closing of the Merger constitutes a “change in control” for purposes of the amended and restated employment agreements, the employment of the executive will terminate without cause or by the executive for good reason on such date and that certain financial metrics will be met as of the date of termination. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the narrative that follows the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

Name	Cash		Equity(6)	Perquisites(7)	Total
Al Angrisani	$1,400,000	(1)	$1,358,000	$0	$2,758,000
Eric W. Narowski	$854,600	(2)	$368,775	$0	$1,223,375
Marc H. Levin	$1,179,300	(3)	$461,792	$0	$1,641,092
Michael de Vere	$745,773	(4)	$484,677	$0	$1,230,450
Todd Myers	$741,073	(5)	$409,813	$0	$1,150,886

(1)	Amount represents: (i) the unpaid portion of Mr. Angrisani’s performance bonus ($400,000); and (ii) a $1,000,000 severance payment.
(2)	Amount represents: (i) 18 months of Mr. Narowski’s base salary ($412,500); (ii) a cash payment representing the equivalent of 18 months of the Company’s share of Mr. Narowski’s health and medical premiums ($17,100); (iii) his full fiscal 2014 target performance bonus ($165,000); (iv) his full fiscal 2014 retention bonus ($60,000); (v) the value of a restricted stock award that is converted into a cash payment (based on the Offer Price of $2.00 per share) ($50,000), and (vi) a transaction bonus in the amount of $150,000.
(3)	Amount represents: (i) 18 months of Mr. Levin’s base salary ($525,000); (ii) a cash payment representing the equivalent of 18 months of the Company’s share of Mr. Levin’s health and medical premiums ($19,300); (iii) his full fiscal 2014 target performance bonus ($210,000); (iv) his remaining fiscal 2014 retention bonus ($75,000); and (v) the value of a restricted stock award that is converted into a cash payment (based on the Offer Price of $2.00 per share) ($100,000), and (vi) a transaction bonus in the amount of $250,000.
(4)	Amount represents: (i) 18 months of Mr. de Vere’s base salary ($487,500) (paid in two installments and assuming his compliance with certain restrictive covenants); (ii) a cash payment representing the equivalent of 18 months of the Company’s share of Mr. de Vere’s health and medical premiums ($19,300) (paid in two installments and assuming his compliance with certain restrictive covenants); (iii) his full fiscal 2014 target performance bonuses (assuming certain financial metrics are achieved at the time of termination) ($195,000); and (iv) a prorated portion of his remaining fiscal 2014 retention bonus ($43,973).
(5)

Amount represents: (i) 18 months of Mr. Myer’s base salary (assuming certain financial metrics are achieved through the second quarter of fiscal 2014) ($450,000); (ii) a cash payment representing the equivalent of 18 months of the Company’s share of Mr. Myer’s health and medical premiums ($17,100); (iii) his full fiscal 2014 target performance bonuses (assuming certain financial metrics are achieved at the time of termination) ($180,000); (iv) a prorated portion of his remaining fiscal 2014 retention bonus

($43,973); and (v) the value of a restricted stock award that is converted into a cash payment (based on the Offer Price of $2.00 per share) ($50,000).
(6)	Amounts represent the value of in-the-money options and restricted stock that would vest upon the Transaction (based on the Offer Price of $2.00 per share).
(7)	Each executive, other than Mr. Angrisani, receives pursuant to his employment agreement a cash payment representing the equivalent of 18 months of the Company’s share of health and medical premiums (as described in footnotes 1-5). This amount is included in the Cash column.

Mr. Angrisani is entitled to the performance bonus amount upon the occurrence of a change in control with the quarterly components to be paid on the last business day of each applicable quarter and the annual component to be paid on the last day of the fiscal year, although a termination in connection with a change in control accelerates the payment dates. Mr. Angrisani is entitled to the $1,000,000 severance payment if he terminates his employment for any reason within thirty (30) days following a change in control or if he is terminated without cause during such period.

For the Executive Officers other than Mr. Angrisani, the above severance payments of eighteen (18) months base salary and the equivalent of eighteen (18) months of the Company’s share of health and medical premiums are payable in the event of a termination without cause or a resignation for good reason that occurs in contemplation of a change in control or during the twelve (12) month period following a change in control. For the Executive Officers other than Mr. Angrisani, upon the occurrence of a change in control, the performance bonus amounts are payable on the last day of the fiscal year, although a termination prior to such date accelerates the payment date.

For Messrs. Narowski and Levin, the retention bonus amounts are payable in the event of a termination without cause or a resignation for good reason following a change in control (although pro-rata amounts are payable solely upon the occurrence of a change in control). For Messrs. Narowski and Levin, the transaction bonus amounts are payable upon the occurrence of a change in control. For Messrs. Narowski, Levin and Myers, upon the occurrence of a change in control, the amounts representing the cash payment of the restricted stock awards are payable on the last day of the fiscal year, although a termination without cause or a resignation for good reason prior to such date accelerates the payment date. For Messrs. de Vere and Myers, pro-rata retention bonus amounts are payable upon the occurrence of a change in control.

Pursuant to the terms of the Merger Agreement, if termination of their employment has not occurred prior to the Closing, immediately following the consummation of the Transactions Parent will terminate the employment of Messrs. Angrisani, Narowski and Levin and will cause the Company to pay the amounts owed to Messrs. Angrisani, Narowski and Levin, less any applicable withholding taxes, as described above, in satisfaction of the Company’s obligations to such executives under the terms of their amended and restated employment agreements.

Employment Agreements Following the Merger

As of the date of this Schedule 14D-9, Parent and Purchaser have informed the Company that no members of the Company’s current management have entered into any agreement, arrangement or understanding with Parent, Merger Sub or their affiliates regarding employment with the Surviving Corporation.

Parent and Purchaser have had general discussions with the Company regarding employee retention. In connection with these discussions, Parent may seek to enter into employment or consultancy, compensation, retention, severance or other employee or consultant benefit arrangements with the Company’s executive officers and other key Company employees; however, there can be no assurance that any parties will reach an agreement. Any such arrangements would be subject to negotiation and discussion, and no terms or conditions have been agreed upon or finalized. Any such new arrangements would not become effective until at or after the Effective Time and to the extent required or advisable would be approved in accordance with the non-exclusive safe harbor set forth in Rule 14-10(d) of the Exchange Act.

Director and Officer Indemnification and Insurance

The Merger Agreement provides that, until the sixth anniversary of the Effective Time, unless otherwise required by law, Parent will cause the certificate of incorporation and bylaws of the Surviving Corporation (or such documents of any successor to the business of the Surviving Corporation) to contain provisions regarding elimination of liability of directors, the indemnification of directors, officers and employees and the advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions that are set forth in the certificate of incorporation and bylaws of the Company as in effect on the date of the Merger Agreement.

In addition, the Merger Agreement provides that the Surviving Corporation will indemnify and hold harmless to the fullest extent permitted by DGCL or any other applicable law or provided under the Company’s certificate of incorporation and bylaws, each present and former director and officer of the Company (the “Indemnified Parties”) in respect of acts or omissions occurring at or prior to the Effective Time.

Prior to the Effective Time, the Company will or, if the Company is unable to, Parent will cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and (ii) the Company’s existing fiduciary liability insurance policies (the “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current applicable insurance carrier, with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable in the aggregate than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with the Merger Agreement or the transactions or actions contemplated thereby); provided that the Company will give Parent a reasonable opportunity to participate in the selection of such tail policy and the Company will give reasonable and good faith consideration to any comments made by Parent with respect thereto. If the Company or the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date of the Merger Agreement with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable in the aggregate than the coverage provided under the Company’s existing policies as of the date of the Merger Agreement, or the Surviving Corporation will purchase from the Company’s current insurance carrier or from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable in the aggregate than as provided in the Company’s existing policies as of the date of the Merger Agreement. Notwithstanding the foregoing, in no event will Parent or the Surviving Corporation be required to expend for such policies pursuant to the prior sentence an annual premium amount in excess of 300% of the annual premiums the Company paid in its last full fiscal year; and provided further if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(c)	Arrangements among Parent, Purchaser and Certain Executive Officers, Directors and Stockholders of the Company.

Tender and Support Agreements

Concurrently with the execution and delivery of the Merger Agreement, and in consideration thereof, on November 25, 2013 Al Angrisani, President and Chief Executive Officer of Harris Interactive, Howard Shecter, Chairman of the Company Board, and Steven L. Fingerhood, Lead Independent Director on the Company Board (together with Technology Opportunity Partners, L.P., ZF Special Opportunities Fund, L.L.C., Technology Opportunity Ventures L.L.C. and SLF Industry, L.P., entities affiliated with Mr. Fingerhood) (collectively, the “Supporting Stockholders”) entered into Tender and Support Agreements (the “Tender and Support Agreements”) with Parent and Purchaser. Pursuant to the Tender and Support Agreements, the Supporting Stockholders agreed, subject to the terms and conditions set forth therein, among other things, to tender or cause to be tendered (and not withdraw) all of their Shares owned or thereafter acquired by such Supporting Stockholder into the Offer. The Tender and Support Agreements terminate upon the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the first business day following the End Date, (iv) the entry without the prior written consent of each of the Supporting Stockholders into any amendment or modification to the Merger Agreement or any waiver of any of the Company’s rights under the Merger Agreement, in each case, that results in (1) a decrease in the Offer Price or Merger Consideration, except to the extent such decrease is in accordance with the provisions of Section 2.01(e) of the Merger Agreement, or (2) a change in the form of consideration to be paid in the Offer or in the form of Merger Consideration, (v) the termination or withdrawal of the Offer by Parent or Purchaser, and (vi) the expiration of the Offer without Purchaser having accepted for payment the Shares validly tendered in the Offer.

As of November 25, 2013, the Shares subject to the Tender and Support Agreements comprise approximately 11.6% of the outstanding Shares.

The foregoing summary of the Tender and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreements, which are filed as Exhibits (e)(3) through (e)(5) hereto and are incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Company Board.

At a meeting of the Company Board held on November 24, 2013, the Company Board unanimously (i) authorized, approved and adopted the Merger Agreement and authorized and approved the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement and all agreements and documents related thereto and contemplated thereby, (ii) determined that the Merger Agreement is advisable, fair to and in the best interests of the Company and its stockholders, (iii) acknowledged and approved that the Merger shall be governed by Section 251(h) of the DGCL, and (iv) resolved to recommend that stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

Accordingly, and for other reasons described in more detail below, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

A copy of the letter to the Company’s stockholders, dated December 10, 2013, communicating the Company Board’s recommendation, is attached to this Schedule 14D-9 as Annex II. A copy of a press release of the Company, dated November 25, 2013, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Offer; Reasons for the Recommendation of the Company Board.

Background of the Offer.

The Company is an international, full-service, consultative market research firm widely known for The Harris Poll and for pioneering online market research methods.

The Company Board, along with Company management, regularly reviews and evaluates the Company’s business, operations and long-term strategic plans, as well as the trends in the industry in which the Company operates. In March 2011, as part of the Company’s review of its strategy and operations, and in light of the Company’s capital resources and its ongoing capital requirements, the Company Board engaged Angrisani Turnarounds, LLC to perform a comprehensive review and analysis of the Company’s business and operations, and develop, test and recommend remedial actions to the Company Board. In June 2011, Al Angrisani was hired as Interim Chief Executive Officer of the Company to enhance stockholder value through the implementation of a turnaround program aimed at improving the Company’s cash and liquidity position and its overall financial performance.

Also in June 2011, the Company received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it was not in compliance with the $1.00 per share minimum bid price requirement for continued inclusion on The Nasdaq Global Select Market under applicable listing rules. The letter advised the Company that it had 180 calendar days, or until December 12, 2011, to regain compliance.

As part of the turnaround program, in June and July 2011, Company management recommended, and the Company Board approved, (i) the reduction in the Company’s occupancy of leased office space at certain of its U.S. and U.K. facilities, (ii) the closure of the Company’s operations in Hong Kong, Singapore and Shanghai based on the determination that such operations did not adequately support the Company’s strategic objectives, and (iii) the right-sizing of the Company’s U.S. and U.K. operations through headcount reductions in order to focus on core competencies.

Largely due to the magnitude of the restructuring and other charges associated with the turnaround program, the Company became non-compliant with certain financial covenants under its credit agreement with JP Morgan Chase Bank, N.A. (“JPMC”) as of June 30, 2011. In September 2011 the Company successfully negotiated and entered into an amendment agreement and waiver with JPMC that permanently waived the covenant violations and provided for restored access to the Company’s revolving line of credit upon satisfaction of certain conditions.

As of December 2011, the Company had not regained compliance with the applicable Nasdaq listing rules and, accordingly, the Company received a second letter from Nasdaq stating that the Company’s common stock would be subject to delisting from The Nasdaq Global Select Market as a result of the deficiency unless the Company requested a hearing before a qualified panel on or before December 20, 2011. The Company timely requested the hearing and appeared before the panel on February 9, 2012. On February 21, 2012, the Company was notified that the panel had granted the Company’s request for an extension of time to satisfy the $1.00 per share minimum bid price requirement for continued listing on The Nasdaq Global Select Market.

Changes were made to existing management and the Company Board in March 2012 as part of the turnaround program. Mr. Angrisani was appointed President and Chief Executive Officer, at which time he also joined the Company Board as Vice Chairman. In addition, Eric W. Narowski was appointed Chief Financial Officer while continuing in his prior roles as Principal Accounting Officer and Global Controller, Marc H. Levin was appointed Chief Operating Officer while continuing in his prior roles as Chief Administrative Officer, General Counsel and Corporate Secretary, Mike de Vere was appointed President and Chief Executive Officer, U.S. Business Groups, and Todd Myers was appointed Chief Operating Officer, U.S. Business Groups.

After considering various alternatives to enhance stockholder value, including the divestiture of non-core assets, on March 6, 2012, the Company Board authorized a share repurchase program to purchase Shares in an amount up to $3 million over a period of 24 months. Under the terms of the share repurchase program, the purchases would be made in the discretion of Company management in the open market or through privately negotiated transactions, subject to cash requirements and other factors. Under the share repurchase program, the Company purchased a total of 79,407 Shares at an average price of $1.08 per Share for an aggregate purchase price of approximately $86,000.

In March 2012, the Company regained compliance with the bid price requirement and all other requirements for listing on Nasdaq. Accordingly, On March 23, 2012 the Company received a notice from Nasdaq indicating that the panel determined to continue the listing of the Company’s common stock on The Nasdaq Global Select Market and had closed the matter.

Throughout the period in which the turnaround program was implemented the Company Board continued to review and evaluate the Company’s business, operations and long-term strategic plans at its regularly scheduled meetings. The Company Board and Company management regularly engaged in discussions regarding the progress of the turnaround program, improvements that had been made to date, and the future prospects of the Company. In that regard the Company Board considered, among other things, the current and historical trading price and financial performance of the Company, financial forecasts and projections, and industry, competitive, strategic, personnel and other business risks that could impact the prospects of the Company. With regard to the competitive risks, the Company Board regularly discussed the fact that most of the Company’s major competitors were larger and had significantly greater resources than the Company and possessed a broader array of product offerings, including, in many cases, syndicated product offerings which offered recurring revenue opportunities. These discussions took place at Company Board meetings beginning in June 2012 and also at informal meetings with several financial advisory firms.

During these meetings Mr. Angrisani reviewed with the Company Board ways in which the Company could seek to create and enhance stockholder value, including by pursuing the Company’s stand-alone growth strategy or a possible sale of the Company. In this context the Company Board considered, with input from Company management, the types of investments that would be required to achieve sustainable performance improvement in the Company’s business, such as investments in the development, introduction and marketing of new products, technology infrastructure and online panels and research, consulting, sales and other personnel, and the amount of additional capital that would be necessary to fund these investments. The Company Board also reviewed with management ways in which the Company could obtain the capital necessary to fund these investments, such as the sale of non-core assets or borrowings which would result in debt service obligations that could require the Company to agree to operating and financial covenants that would restrict its operations.

In light of the difficulties in implementing the type of investment plan required to achieve sustainable performance improvement in the Company’s business, the uncertainties with respect to the return on any such investments and the business risks facing the Company as a stand-alone entity, the Company Board considered the possibility of a sale of the Company and determined that a sale, if it could be executed at a price that the Company Board believed maximized stockholder value, would be the best strategic opportunity available to the Company.

On January 9, 2013, the Company Board and Company management met separately with representatives of Macquarie Capital (USA) Inc. (“Macquarie Capital”) and another financial advisory firm (“Firm A”), who had been invited to make presentations at the meeting. During the meeting with Macquarie Capital, Macquarie Capital reviewed the Company’s historical financial performance, certain preliminary valuation analyses, and possible strategic alternatives available to the Company, including a potential sale transaction. During the meeting with Firm A, Firm A reviewed the potential timing of any sale transaction process, possible strategic and financial acquirers and a preliminary valuation analysis of the Company. Macquarie Capital and Firm A also separately reviewed their relevant respective experience and capabilities in the industries in which the Company operates, as well as their qualifications to act as the Company’s financial advisor through a sales process. Following the presentations, the Company Board considered the possible strategic alternatives available to the Company including the possible value to stockholders if a sale of the Company could be achieved on terms acceptable to the Company. After a period of discussion, and based on, among other considerations, Macquarie Capital’s qualifications, experience and the cost of the services proposed to be provided, the Company Board determined to retain Macquarie Capital. The Company Board approved the engagement of Macquarie Capital as well as a framework for such engagement, including fee structure parameters, and instructed Howard Shecter, Chairman of the Company Board, and Mr. Levin to negotiate and finalize Macquarie Capital’s engagement to explore a possible sale of the Company.

On March 13, 2013, Messrs. Shecter and Levin met with representatives of Macquarie Capital to discuss the terms pursuant to which Macquarie Capital would be engaged to act as the Company’s financial advisor, which was followed by several telephonic meetings and communications with Macquarie Capital to negotiate and finalize Macquarie Capital’s engagement. On March 25, 2013, an engagement letter between the Company and Macquarie Capital was executed.

On May 1, 2013, the Company Board met with Company management and representatives of Macquarie Capital and Macquarie Capital reviewed various alternatives for the structure of a potential sale process, including the timing and logistics relating thereto. Macquarie Capital also reviewed a list of 25 potential strategic buyers and financial sponsors that might have both the strategic interest and financial capability to pursue and consummate a potential transaction with the Company.

On June 5, 2013, the Company Board held a telephonic meeting also attended by Messrs. Levin and Narowski and reviewed the list of potential strategic buyers and financial sponsors identified by Macquarie Capital as well as the financial projections prepared by Company management (as more fully described below under the heading “Financial Projections”). At the conclusion of this meeting, the Company Board authorized Macquarie Capital to contact the potential acquirers on such list to determine their interest in exploring a potential strategic transaction with the Company and to distribute the financial projections to those potential buyers which execute a confidentiality and standstill agreement. The Company also delegated authority to Messrs. Shecter and Angrisani and Steven L. Fingerhood, Lead Independent Director on the Company Board, to approve the addition of any other potential acquirers to the list of entities Macquarie Capital was authorized to contact in connection with a transaction involving the Company.

On that same day, Messrs. Shecter, Angrisani, Fingerhood and Levin met telephonically with representatives of Macquarie Capital to discuss the group of potential strategic buyers and financial sponsors. At the conclusion of this meeting, Macquarie Capital was instructed to contact potential buyers to determine their interest in exploring a potential strategic transaction with the Company.

Throughout June, July and August 2013, at the Company Board’s direction, Macquarie Capital began to contact potential acquirers from the list and reached out to additional potential acquirers from time to time as authorized by Messrs. Shecter, Angrisani and Fingerhood. Ultimately, Macquarie Capital contacted 48 potential acquirers, including Nielsen, and the Company itself contacted one additional potential acquirer, to gauge each potential acquirer’s interest in exploring a possible transaction involving the Company. Each entity contacted was provided with a written overview of the Company based on publicly available information. Of these 49 potential acquirers, 34 were potential strategic acquirers and 15 were financial sponsors. During this time, the Company executed confidentiality and standstill agreements with Nielsen and 12 other parties, each of which was subsequently provided with a detailed overview of the Company that included non-publicly available information, including financial projections. In mid-July 2013, at the Company Board’s direction, a bid process letter was provided to Nielsen and 11 other parties, requesting that non-binding indications of interest be submitted on or prior to July 23, 2013.

On June 27, 2013, Macquarie Capital provided an update to the Company Board and Company management on the status of the sale process and feedback received from potential buyers. Macquarie Capital also provided further updates to certain members of the Company Board and Company management throughout July 2013.

On July 23, 2013, a financial sponsor (“Party A”) submitted a preliminary, non-binding indication of interest proposing to acquire the Company at a price per Share between $1.95 and $2.05 in cash. Also on July 23, 2013, a potential strategic acquirer (“Party B”) submitted a preliminary, non-binding indication of interest proposing to acquire the Company at a price per Share of $2.00 in a combination of cash and common stock of Party B. No other parties submitted indications of interest at this time with respect to a transaction involving the Company.

On July 26, 2013, the Company Board held a telephonic meeting also attended by Company management and representatives of Macquarie Capital to review the non-binding indications of interest that had been submitted and discussed the status of the proposed sale process, including the diligence efforts and financing contingencies of each of the proposed acquirers. Macquarie Capital advised the Company Board that prior to the meeting a representative of Nielsen had advised Macquarie Capital that it was interested in submitting a non-binding indication of interest but would require more time to do so. The Company Board decided to wait until that was received before proceeding with the next phase of the sale process.

On July 29, 2013, Nielsen submitted a preliminary, non-binding indication of interest proposing to acquire the Company at an enterprise value of $94 million or $108 million equity value (that the Company Board determined reflected an implied price of $1.79 per Share), subject to certain assumptions and conditions. Later on July 29, 2013 the Company Board held a telephonic meeting also attended by Messrs. Levin and Narowski and representatives of Macquarie Capital. At the meeting Macquarie Capital provided an update on the status of the proposed sale process and the Company Board discussed at length the details of the three indications of interest that had been received. The Company Board instructed Macquarie Capital to advise Nielsen that it would need to increase its proposed offer price in order to remain in the process.

On July 30, 2013, Nielsen submitted a revised non-binding indication of interest proposing to acquire the Company at an enterprise value of between $104 million and $118 million in cash, subject to certain assumptions and conditions. The Company Board calculated that this range of enterprise values implied a price per Share between $1.96 and $2.19.

Later that same date, the Company Board instructed Macquarie Capital to invite Nielsen, Party A and Party B to participate in the second phase of the sale process, which included access to a virtual data room containing confidential information regarding the Company.

On August 6, 2013, at the Company Board’s direction, Macquarie Capital sent a letter outlining the timing and scope of the second phase of the sale process to Nielsen and to Party A.

On August 8, 2013, at the Company Board’s direction, Macquarie Capital sent a similar letter with respect to the timing and scope of the second phase of the sale process to Party B. On August 9, 2013, representatives of Party B informed representatives of Macquarie Capital that Party B was no longer interested in pursuing a possible transaction involving the Company due to concerns over the cash investment needed to consummate the proposed transaction.

On August 16, 2013, certain representatives of Nielsen attended in-person meetings in New York City with Company management and representatives of Macquarie Capital. During these meetings, Company management made presentations to Nielsen’s representatives with respect to, among other things, the Company’s business plan and financial performance.

On August 30, 2013, representatives from Party A attended in-person meetings in New York City with Company management and representatives of Macquarie Capital. During these meetings, representatives from Party A received presentations by Company management with respect to, among other things, the Company’s business plan and financial performance.

From mid-August to mid-September 2013, representatives from Macquarie Capital and the Company engaged in discussions with Nielsen and Party A and responded to their due diligence requests at the direction of the Company Board. During this period the Company regularly discussed with representatives of Macquarie Capital whether any of the parties previously contacted by Macquarie Capital had expressed any renewed interest in a possible transaction involving the Company, and Macquarie Capital advised that no such expressions of renewed interest had been received.

On September 4, 2013, the Company Board retained Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”) as the Company’s outside legal counsel in connection with a potential sale transaction based on Fried Frank’s qualifications, experience and cost.

On September 12, 2013, the Company Board held a telephonic meeting also attended by Messrs. Levin and Narowski and representatives of Fried Frank and Macquarie Capital. At the meeting Fried Frank reviewed the Company Board’s fiduciary duties in connection with a possible sale of the Company. Fried Frank also discussed with the Company Board the terms of the draft merger agreement that would be provided to potential acquirers. Macquarie Capital then provided an update on the status of the sale process, including diligence activities by Party A and Nielsen, additional potential acquirers, and potential next steps.

On September 12, 2013, a draft form of the merger agreement was posted in the virtual data room and made available to Nielsen and Party A.

Later on September 12, 2013, representatives of Party A informed Macquarie Capital that Party A was no longer interested in pursuing a possible transaction involving the Company due to concerns over the Company’s valuation, revenue growth and cost-cutting.

On the same day, representatives of Nielsen contacted representatives of Macquarie Capital and communicated a proposal to acquire the Company based on an enterprise value of $115 million, subject to certain assumptions and conditions, but not subject to any financing condition. The Company Board calculated that this enterprise value implied a price per Share of $2.14 in cash. Nielsen characterized this proposal as “best and final” and requested that the Company respond by September 17.

On September 16, 2013, the Company Board held a telephonic meeting also attended by Mr. Levin and representatives of Fried Frank and Macquarie Capital. At the meeting, Fried Frank again reviewed the Company Board’s fiduciary duties in connection with a possible sale of the Company. Macquarie Capital then reviewed the financial and other terms of the oral proposal received from Nielsen and presented an update on the status of the sale process to date, together with certain preliminary valuation analyses of the Company and a review of other potential strategic alternatives available to the Company. Following this presentation and a discussion of Nielsen’s proposal, the Company Board instructed Macquarie Capital to contact representatives of Nielsen to discuss the details of Nielsen’s proposal and to determine when the Company might expect to receive a written proposal reflecting the proposed price and other terms of its proposal.

Later that same day, at the Company Board’s direction, representatives of Macquarie Capital held a telephonic meeting with representatives of Nielsen to clarify certain details of Nielsen’s oral proposal and to request a written proposal reflecting the proposed price and other terms of its proposal communicated on September 12, 2013. Following Macquarie Capital’s discussions with Nielsen, the Company Board held a meeting also attended by Messrs. Levin and Narowski and representatives of Macquarie Capital and Fried Frank. During this meeting, among other things, Macquarie Capital updated the Company Board on its discussions with Nielsen, including the expected timing of receiving a written proposal from Nielsen and certain reservations expressed by Nielsen about purchasing the Company’s European operations. Following a discussion of the timing and logistics relating to the sale process, the Company Board determined to wait to receive Nielsen’s written proposal so that it could review the terms in full before determining its next course of action.

At the direction of the Company Board, in light of Nielsen’s reservations about purchasing the Company’s European operations, between September 17, 2013 and September 19, 2013, representatives of Macquarie Capital contacted Party A, Party B and two potential strategic acquirers (“Party C” and “Party D”, respectively) regarding a possible transaction involving the Company’s European operations.

On September 19, 2013, certain members of the Company Board and Company management met telephonically with Macquarie Capital to discuss a potential strategic alternative for the Company that would involve a merger with a potential strategic partner (“Party E”). On the following day, representatives of Macquarie Capital met with representatives of Party E to discuss the merits of a potential transaction between the Company and Party E. Representatives of Macquarie Capital asked that Party E submit an indication of interest by September 24, 2013.

On September 20, 2013, Nielsen submitted a non-binding letter of intent to acquire the Company for approximately $130.6 million in equity value, which proposal assumed that the Company would maintain $15.7 million in cash and no debt and was contingent upon the satisfactory resolution of certain issues, including the treatment of the Company’s European operations. The Company Board calculated that this equity value implied a price of $2.14 per Share in cash. In its non-binding letter of intent, Nielsen stated it was Nielsen’s strong preference not to purchase the Company’s European operations as part of the acquisition, and accordingly the parties would explore various ways to exclude such operations from the transaction. Later on September 20, 2013, Nielsen contacted representatives of Macquarie Capital and advised them that Nielsen was not interested in acquiring the Company’s European operations as part of the proposed transaction. Macquarie Capital subsequently notified the Company of this development.

On September 22, 2013, Messrs. Shecter, Angrisani, Fingerhood and Mr. Levin held a call with representatives of Macquarie Capital and Fried Frank to discuss the proposed terms of the transaction. During this call representatives of Macquarie Capital were given instructions to arrange a meeting with Nielsen to negotiate transaction terms that would enable Nielsen to purchase the Company in its entirety, including the Company’s European operations.

On September 23, 2013, representatives of Macquarie Capital met with representatives of Nielsen in New York to discuss the terms of the proposed transaction. At this meeting the parties discussed a revised equity value of $125.4 million, which implied a price per Share of $2.06, based on the removal of any condition relating to the exclusion of the Company’s European operations, subject to certain assumptions and the resolution of other open issues.

Later on September 23, 2013, the Company Board held a meeting also attended by Messrs. Levin and Narowski and representatives of Fried Frank and Macquarie Capital. At the meeting, Fried Frank and Macquarie Capital reviewed the financial and other terms of the non-binding letter of intent received from Nielsen on September 20, 2013, as supplemented by Macquarie Capital’s subsequent discussions with Nielsen. During this discussion, the Company Board and its advisors also discussed Nielsen’s request for a binding 30-day exclusivity period during which the Company would be prohibited from engaging with other potentially interested parties regarding a transaction involving the Company. Macquarie Capital also updated the Company Board on the status of Nielsen’s due diligence efforts with respect to the Company. Following the meeting, Messrs. Shecter and Levin and Fried Frank revised the non-binding letter of intent to reflect the $2.06 per Share price that had been discussed with Nielsen earlier that day and other terms in accordance with the Company Board’s instructions. Macquarie Capital transmitted the revised non-binding letter of intent to Nielsen later that evening.

On September 24, 2013, Nielsen sent Macquarie Capital a further revised non-binding letter of intent to acquire the Company, which retained the $2.06 price per Share and reflected an equity value of $125.4 million, assuming that the Company maintained $15.7 million in cash and no debt. The revised non-binding letter of intent contemplated a sale of the Company in its entirety, but permitted the Company to sell its European operations prior to closing and provided that the sale price from any such transaction could potentially impact the price per Share of $2.06. On the same day, Party A and Party E submitted non-binding indications of interest. Party A’s non-binding indication of interest proposed to acquire the Company’s European operations. Party E’s non-binding indication of interest proposed to merge Party E and the Company in connection with a recapitalization and partial cash distribution of $0.75 per Share to Company stockholders. Each of the non-binding indications of interest was subject to conditions and resolution of specified issues. None of Parties B, C or D submitted any indication of interest with respect to a transaction for the Company’s European operations.

On September 25, 2013, certain members of the Company Board and Company management met by telephone with representatives of Fried Frank and Macquarie Capital to review and discuss the revised non-binding letter of intent received from Nielsen and the non-binding indications of interest received from Party A and Party E.

On September 26, 2013, the Company Board held a meeting also attended by Messrs. Levin and Narowski and representatives of Fried Frank and Macquarie Capital. At the meeting, Macquarie Capital reviewed the status of the sale process for the Company and presented an overview and analysis of the proposals received from Nielsen, Party A and Party E. The Company Board then evaluated the merits of each proposal. With respect to Nielsen’s proposal, the Company Board discussed Nielsen’s reluctance to acquire the Company’s European operations, Nielsen’s preferred transaction structure and the current status of Nielsen’s due diligence review. Following this discussion, the Company Board determined that Nielsen’s proposal provided better value to the stockholders of the Company than the proposals of Party A and Party E and instructed Macquarie Capital and Fried Frank to discuss with Nielsen certain issues raised by Nielsen’s revised non-binding letter of intent, including Nielsen’s preferred structure for the proposed transaction, the Company’s closing cash levels and the duration of Nielsen’s requested exclusivity period. The Company Board also determined that it was not interested in pursuing the transaction that had been proposed by Party A because the proposal was highly conditional and did not involve an acquisition of the Company in its entirety. In addition, the Company Board also determined that it was not interested in pursuing the transaction that had been proposed by Party E because the proposal was highly conditional and involved a highly leveraged recapitalization rather than a sale of the Company and therefore was unlikely to maximize value for the stockholders of the Company.

Later that same day, representatives of Fried Frank held a telephonic meeting with Nielsen and its counsel to discuss the issues arising from Nielsen’s revised non-binding letter of intent received on September 24, 2013. In addition, representatives of Macquarie Capital held a telephonic meeting with representatives from Nielsen to discuss certain issues arising from Nielsen’s revised non-binding letter of intent. Following these discussions with Nielsen and its legal counsel, the Company Board held a meeting also attended by Messrs. Levin and Narowski and representatives of Fried Frank and Macquarie Capital. During that meeting, Fried Frank and Macquarie Capital summarized their earlier discussions with Nielsen. After a discussion about the terms that should be reflected in any response to Nielsen’s revised non-binding letter of intent, the Company Board instructed Messrs. Shecter and Levin and Fried Frank to revise the non-binding letter of intent and instructed Macquarie Capital to transmit such revised non-binding letter of intent to Nielsen. The Company Board also instructed Macquarie Capital to arrange a meeting with Messrs. Shecter and Levin and representatives of Nielsen to discuss outstanding business issues. On September 26, 2013, consistent with the Company Board’s instructions, Fried Frank revised the non-binding letter of intent and Macquarie Capital submitted it to Nielsen.

On September 27, 2013, representatives of Macquarie Capital met telephonically with Nielsen to discuss certain issues related to the revised non-binding letter of intent sent to Nielsen on September 26, 2013. Later that day, Nielsen sent back a further revised non-binding letter of intent to acquire the Company, which reflected a proposed purchase price of $2.06 per Share, which price assumed that the Company would have $15.7 million of cash at closing and no debt and permitted the Company to pursue a sale or other disposition of its European operations separately from the Nielsen transaction, subject to certain conditions and a potential price adjustment.

On September 30, 2013, representatives of Macquarie Capital and Messrs. Shecter and Levin met with representatives of Nielsen in New York to discuss further the deal terms reflected in the non-binding letter of intent. Thereafter, over the next several days, representatives of the Company, Fried Frank, Macquarie Capital, Nielsen and its counsel continued to negotiate and seek to finalize the non-binding letter of intent.

On October 2, 2013, the Company Board held a telephonic meeting also attended by Messrs. Levin and Narowski and representatives of Fried Frank. During this meeting Mr. Shecter provided an update on the sale transaction process and the status of the deal terms reflected in the non-binding letter of intent proposed to be entered into by the Company and Nielsen. Later in the day on October 2, 2013, the Company and Nielsen executed the non-binding letter of intent, which reflected the parties’ understanding with respect to certain key terms of the proposed transaction, including with respect to structure, price, expected closing cash levels, conditions to closing and treatment of the Company’s European operations, among other things. In particular, the non-binding letter of intent reflected a proposed purchase price of $2.06 per Share and assumed that the Company would have $12.0 million of cash at closing (net of certain employee compensation amounts and transaction expenses) and no debt. The non-binding letter of intent also provided Nielsen with a 30-day exclusivity period.

On October 10, 2013, the Company Board held a meeting also attended by Messrs. Levin and Narowski and representatives of Fried Frank. At the meeting, Messrs. Angrisani and Levin provided a summary of Nielsen’s progress on its due diligence review of the Company. The Company Board then discussed a meeting with representatives of Nielsen scheduled for October 18, 2013 and the information that the Company was preparing to discuss with Nielsen at such meeting regarding the Company’s business, prospects and financial performance.

On October 12, 2013, Fried Frank received a mark-up of the draft Merger Agreement from representatives of Simpson Thacher & Bartlett LLP (“Simpson”), Nielsen’s outside legal counsel.

On October 15, 2013, Messrs. Shecter, Angrisani and Levin held a meeting with Fried Frank to discuss Simpson’s mark-up of the draft Merger Agreement received on October 12, 2013, including the increased breadth of the representations and warranties, interim covenants related to disposition of the Company’s European operations and its closing cash levels, Nielsen’s additional termination rights and an increase to the termination fee (from 2% to 4% of transaction value). At the conclusion of the meeting, Messrs. Shecter, Angrisani and Levin instructed Fried Frank to call Simpson to discuss these and certain other issues raised by Simpson’s mark-up of the draft Merger Agreement. Later that day, Fried Frank held a conference call with Simpson to discuss Simpson’s mark-up of the draft Merger Agreement.

On October 18, 2013, Messrs. Shecter and Levin held a meeting with Fried Frank to review Fried Frank’s proposed revisions to Simpson’s mark-up of the draft Merger Agreement and to discuss Nielsen’s request that certain employee compensation amounts and transaction expenses reduce the Company’s closing cash levels.

On the same date, representatives from Nielsen attended meetings in New York City with Company management and representatives of Macquarie Capital. During this meeting, Nielsen’s representatives received presentations by Company management with respect to the Company’s business, prospects and financial performance and discussed the strategic merits of the proposed transaction. Following this meeting, representatives from Macquarie Capital held a meeting with Nielsen to discuss the status of Nielsen’s due diligence review and the Company’s closing cash levels.

On October 19, 2013, Fried Frank submitted to Simpson a mark-up of the draft Merger Agreement received from Simpson on October 12, 2013.

On October 21, 2013, the Company Board held a meeting also attended by Messrs. Levin and Narowski, Fried Frank and Macquarie Capital. At the meeting, Mr. Angrisani provided an overview of the meeting held between executives of the Company and Nielsen on October 18, 2013. Macquarie Capital then provided an overview of its discussions with Nielsen, including Nielsen’s request for additional information about the Company’s prior efforts to sell its European operations and Nielsen’s position on payments to certain executives and other key employees required under existing agreements and the impact of those payment obligations on the Company’s cash levels. Messrs. Levin and Narowski then provided an overview of Nielsen’s due diligence review, with particular reference to Nielsen’s level of activity in the data room, progress being made in answering diligence requests and discussions being held with Nielsen regarding the diligence materials provided to date. Fried Frank then discussed the mark-up of the draft Merger Agreement received from Simpson on October 12, 2013, the revisions to such mark-up that Fried Frank submitted to Simpson on October 19, 2013 and the status of the analysis of antitrust filings that may be required in connection with the proposed transaction.

On October 22, 2013, Fried Frank held a conference call with Simpson to discuss the draft Merger Agreement that Fried Frank submitted to Simpson on October 19, 2013.

On October 23, 2013, Messrs. Shecter and Levin held a conference call with Fried Frank to discuss Nielsen’s positions on the draft Merger Agreement. Later that day, Fried Frank held a conference call with Simpson to communicate the Company’s positions on the open issues with respect to the draft Merger Agreement.

On October 25, 2013, Nielsen communicated to Macquarie Capital that Nielsen only wished to proceed on the basis of a transaction that contemplated a disposition of Company’s European operations prior to closing and that the price Nielsen would pay for the Company (without the Company’s European operations) would be $105 million, excluding any potential increase to the price resulting from the Company’s closing cash levels and proceeds from any sale of the Company’s European operations. Later that day, the Company Board held a conference call also attended by Messrs. Levin and Narowski and representatives of Fried Frank and Macquarie Capital to consider Nielsen’s position regarding the Company’s European operations, potential responses thereto and information needed to evaluate the revised proposal, which did not include the Company’s European operations.

On October 28, 2013, the Company Board held a conference call also attended by Messrs. Levin and Narowski and representatives of Fried Frank and Macquarie Capital to discuss possible responses to Nielsen’s unwillingness to acquire the Company’s European operations, including potentially transferring the Company’s European operations into a limited liability company and distributing the interests in such limited liability company to the Company’s stockholders prior to the closing of the proposed transaction with Nielsen. The Company Board also discussed various valuation analyses of the Company’s North American operations. At the conclusion of the meeting, the Company Board instructed Mr. Shecter, together with representatives from Macquarie Capital, to contact Nielsen to further discuss Nielsen’s position on the Company’s European operations.

On October 29, 2013, Mr. Shecter and representatives from Macquarie Capital met with representatives of Nielsen to discuss deal issues. Later that same day, the Company Board held a telephonic meeting also attended by Messrs. Levin and Narowski and representatives of Fried Frank and Macquarie Capital. At that meeting, Mr. Shecter provided an overview of the meeting that he and Macquarie Capital had held with Nielsen earlier in the day. The Company Board then discussed that meeting amongst themselves and with the Company’s legal and financial advisors, as well as possible next steps with respect to the Nielsen proposal. After a lengthy discussion, the Company Board instructed Messrs. Shecter, Levin and Narowski, Fried Frank and Macquarie Capital to work with Nielsen and Simpson to address certain of Nielsen’s concerns, including pending due diligence items and closing cash levels, before scheduling another meeting with Nielsen to discuss the terms of the proposed transaction.

On October 30, 2013, Nielsen and Macquarie Capital met to discuss the Company’s closing cash levels and the impact on those cash levels of various transaction-related and other expenses.

On October 31, 2013, Messrs. Shecter, Angrisani, Fingerhood, Levin and Narowski held a conference call with representatives of Fried Frank and Macquarie Capital. During the call, Macquarie Capital provided an overview of the preliminary valuation analyses of the Company’s North American operations, and the Company Board then discussed the valuation at which it potentially would be willing to agree to a transaction with Nielsen that involved the sale of only the North American operations. The Company Board also discussed potential approaches to the treatment of the Company’s cash and of its restricted stock awards, stock options and restricted stock units. Messrs. Angrisani and Levin then provided an update on management’s views regarding the possible sale of the Company’s European operations. At the conclusion of the meeting, Mr. Shecter instructed Fried Frank and Macquarie Capital to draft a non-binding term sheet reflecting the Company Board’s discussion and to submit such non-binding term sheet to Nielsen.

On November 1, 2013, the exclusivity period under the non-binding letter of intent with Nielsen expired.

On November 3, 2013, Messrs. Shecter, Angrisani, Fingerhood, Levin and Narowski held a conference call with representatives of Fried Frank and Macquarie Capital to discuss the proposal that the Company planned to present to Nielsen regarding the Company’s European operations and the Company’s closing cash levels, taking into account various employee compensation amounts and transaction expenses of the Company.

On November 5, 2013, the Company Board held a conference call also attended by Messrs. Levin and Narowski and representatives of Fried Frank and Macquarie Capital to discuss a meeting to be held on November 6 with Nielsen and the presentation that the Company planned to make to Nielsen at such meeting. After a lengthy discussion, the Company Board instructed Mr. Shecter and Macquarie Capital to negotiate with Nielsen using the presentation reviewed and discussed on the call, with such changes as Messrs. Shecter, Angrisani and Levin determined appropriate.

On November 6, 2013, Mr. Shecter and representatives of Macquarie Capital met with Nielsen regarding the Company’s proposed new terms for a possible transaction, which included (i) a base price of $1.96 per Share for the Company’s North American operations, excluding cash, (ii) a dollar-for-dollar price increase based upon the estimated cash of such operations as of closing including any cash repatriated from the Company’s European operations prior to closing and taking into account certain anticipated closing date payments, and (iii) acceleration of all restricted stock awards and stock options.

Later that day after the meeting with Nielsen, the Company Board held a telephonic meeting also attended by Messrs. Levin and Narowski and representatives of Fried Frank and Macquarie Capital to discuss the meeting with Nielsen and next steps. After a lengthy discussion, the Company Board instructed Mr. Shecter to update the Company Board once he received a response from Nielsen and authorized Mr. Shecter and Macquarie Capital to continue efforts to negotiate a favorable deal with Nielsen. The Company Board also instructed Macquarie Capital to review the list of possible buyers of the Company’s European operations and instructed Fried Frank to determine what type of entity might be best suited for use in the event that the European operations is distributed to the Company’s stockholders prior to the closing of the proposed transaction with Nielsen.

Later on November 6, 2013, Nielsen called Mr. Shecter to discuss a revised proposal on terms that reflected the acquisition of the entire Company and did not require the sale or disposition of the Company’s European operations. During this call, Nielsen requested that the Company provide additional diligence materials with respect to the Company’s European operations. Soon after this call, the Company Board held a conference call also attended by Messrs. Levin and Narowski and representatives of Fried Frank and Macquarie Capital. The Company Board then discussed with Messrs. Levin and Narowski and representatives of Fried Frank and Macquarie Capital the terms of Nielsen’s revised proposal and a potential counter-proposal. After a discussion, the Company Board authorized Mr. Shecter and Macquarie Capital to contact Nielsen to propose revised transaction terms as specified by the Company Board.

On the same date, after the second meeting of the Company Board, Mr. Shecter and Macquarie Capital contacted Nielsen to discuss the terms of the transaction and agreed on a proposed purchase price of $1.97 per Share assuming $7.5 million of cash at closing (net of certain employee compensation amounts and transaction expenses) and no debt, subject to adjustment based on closing cash levels. The Company Board then held a telephonic meeting also attended by Messrs. Levin and Narowski and representatives of Fried Frank and Macquarie Capital to discuss the result of the call with Nielsen. The Company Board discussed amongst themselves and with their legal and financial advisors the timeline for proceeding to a merger agreement signing.

After a discussion, the Company Board instructed Macquarie Capital to approach Nielsen regarding next steps and any outstanding diligence items. The Company Board also instructed Macquarie Capital to terminate any further efforts to contact possible buyers of the Company’s European operations since Nielsen’s proposal reflected an acquisition of the entire Company.

On November 8, 2013, Nielsen contacted Mr. Shecter to say that Nielsen needed to conduct further due diligence on the Company’s European operations to better understand such operations since Nielsen had determined it would be willing to acquire such operations rather than exclude them from the transaction. As a result of such outstanding European diligence, Nielsen informed Mr. Shecter that it would not be in a position to consider signing a merger agreement until November 27. Later on November 8, Fried Frank submitted to Simpson a mark-up of the draft Merger Agreement and accompanying disclosure schedules.

On November 9, 2013, Messrs. Shecter, Levin, Narowski, Angrisani and Fingerhood, and representatives of Fried Frank and Macquarie Capital held a conference call to discuss a response to Nielsen regarding its request to delay any proposed signing date.

On November 12, 2013, Mr. Shecter held a call with Nielsen, during which both sides discussed a target date for finalizing the Merger Agreement of November 25, 2013.

During the period between November 12 and November 18, 2013, there were various calls between the Company and Nielsen to address outstanding diligence and deal term issues, and on November 13, 2013, Nielsen provided a revised non-binding term sheet to the Company reflecting the $1.97 per Share price and other terms discussed on and after November 6, 2013.

On November 14, 2013, Messrs. Shecter and Levin and representatives of Macquarie Capital held a call with representatives of Nielsen to discuss the proposed purchase price and closing cash levels.

Later that day, the Company Board held a conference call also attended by Company management to discuss the call with Nielsen earlier in the day. The Company Board instructed Messrs. Shecter and Levin to work with Macquarie Capital and Fried Frank on a revised draft of a non-binding term sheet reflecting the Company Board’s discussion and submit such revised non-binding term sheet to Nielsen.

On November 15, 2013, the Company submitted to Nielsen a revised non-binding term sheet reflecting $9.3 million in cash at closing (net of certain employee compensation amounts and transaction expenses), implying a revised purchase price of $2.00 per Share, subject to adjustment for cash and cash equivalents held by the Company as of a specified pre-closing measurement date.

On the same day, Simpson submitted to Fried Frank a mark-up of the draft Merger Agreement along with a draft Tender and Support Agreement, which Nielsen required certain directors of the Company and all of their affiliated entities to enter into as a condition to Nielsen’s willingness to enter into the Merger Agreement.

On November 18, 2013, Fried Frank and Simpson held a call to discuss the mark-up of the draft Merger Agreement distributed by Simpson on November 15. From November 18 to November 20, 2013, Nielsen and Harris Interactive had diligence calls on certain assumptions relating to the term sheet delivered on November 15, 2013.

On November 19, 2013, Fried Frank and Simpson held a call to discuss the remaining open issues with the draft Merger Agreement.

During the morning of November 20, 2013, Fried Frank discussed the draft Merger Agreement with Messrs. Shecter and Levin. Later that day, Simpson submitted to Fried Frank a mark-up of the Company’s disclosure schedules to the Merger Agreement. That evening, Fried Frank submitted to Simpson mark-ups of the draft Merger Agreement and draft form of Tender and Support Agreement.

On November 21, 2013, Fried Frank and Simpson discussed the draft Merger Agreement and the draft form of Tender and Support Agreement and other ancillary documents related to the transaction, and the two firms exchanged several drafts of these transaction documents over the next several days. Also on November 21, Nielsen raised with Mr. Shecter that Nielsen would require an appraisal condition to the tender offer; specifically, that Nielsen would not be required to close the tender offer if 10% or more of the Company stockholders demanded appraisal rights. Representatives of Simpson also communicated this appraisal condition request to Fried Frank in the course of its ongoing negotiations regarding the terms of the draft Merger Agreement.

On the same date, the Company Board held a conference call also attended by Messrs. Levin and Narowski to discuss the status of the negotiations with Nielsen.

On November 23, 2013, there were several calls between the Company and Nielsen and their respective advisors regarding Nielsen’s request for an appraisal condition in the draft Merger Agreement, and after a period of negotiation, an agreement was reached to include an appraisal condition reflecting a higher threshold of 13%. Representatives of Fried Frank and Simpson continued to discuss the remaining open issues in the transaction documents and accompanying disclosure schedules and the parties exchanged drafts of the various transaction documents that day and the following day.

On the afternoon of November 24, 2013, the Company Board held a telephonic meeting also attended by Messrs. Levin and Narowski and representatives of Fried Frank and Macquarie Capital to review the terms of the draft Merger Agreement and the various documents related to the proposed transaction. During this meeting, representatives of Fried Frank again discussed at length the Board’s fiduciary duties in connection with a proposed sale of the Company for cash. Fried Frank also reviewed the key provisions of the proposed form of Merger Agreement, including structure and timing considerations, the operation of Section 251(h) of the DGCL, offer conditions, the non solicitation clause and fiduciary exceptions that would permit the Company to negotiate and accept an unsolicited superior proposal, subject to compliance with the Merger Agreement and Nielsen’s matching rights, the provisions allowing the Company Board to change its recommendation in accordance with its fiduciary duties, termination provisions, the termination fee and circumstances under which the termination fee would be payable. Representatives of Fried Frank also reviewed the form of Tender and Support Agreements and percentage of securities that would be subject to those agreements. The Company Board asked questions and discussed the proposed form of Merger Agreement and related documentation. Thereafter, representatives of Macquarie Capital reviewed with the Company Board its financial analysis of the $2.00 per Share in cash proposed to be paid to the holders of Shares pursuant to the Offer and the Merger and delivered to the Company Board its oral opinion, which was confirmed by delivery of a written opinion, dated November 24, 2013, that, as of such date, and based upon and subject to the assumptions, qualifications and other matters set forth in the written opinion (which opinion, with the Company Board’s consent, assumed, among other things, that the consideration would be $2.00 per Share and that there would be no adjustment thereto pursuant to the Merger Agreement), the consideration to be paid to holders of Shares (other than Shares held by the Company as treasury stock, owned by Nielsen or Acquisition Subsidiary or held by a holder who is entitled to demand and properly demands appraisal for such shares in accordance and full compliance with the DGCL) in the proposed transaction was fair, from a financial point of view, to such holders. After the presentation from Macquarie Capital, the full Company Board adjourned and a meeting of the Company’s compensation committee was convened, which was also attended by representatives of Fried Frank. During this compensation committee meeting, the compensation committee considered and, after a period of discussion, approved certain matters relating to the proposed transaction, including conforming and clarifying amendments to the employment agreements of certain executives proposed to be entered into in connection with the transaction, the payment of transaction bonuses to certain executives upon the closing of the transaction, the establishment of a transaction bonus pool that may be allocated by the committee to executive officers and/or directors of the Company prior to the closing of the transaction, and certain securities law matters. At the conclusion of the compensation committee meeting, the meeting of the full Company Board was reconvened and was also attended by Mr. Levin and representatives of Fried Frank. Following further discussion, and after consultation with its advisors, the Company Board, among other things, unanimously authorized and approved the Merger Agreement and the consummation of the transactions contemplated therein, including the Offer and the Merger, and resolved to recommend that stockholders of the Company tender their Shares pursuant to the Offer.

On the morning of November 25, 2013, the Merger Agreement and Company Disclosure Schedules were finalized and signed, and the Company subsequently released a press release announcing the execution of the Merger Agreement. A copy of the Company’s press release has been filed as Exhibit (a)(5)(A) to this Schedule 14D-9.

Reasons for the Recommendation of the Company Board.

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Company Board consulted with the Company’s senior management, as well as Macquarie Capital and Fried Frank. In the course of reaching its determination to approve the terms of the Offer and the Merger and its recommendation that Company stockholders accept the Offer and tender their Shares in the Offer, the Company Board considered numerous factors, including the following, each of which the Company Board believes supported its determination and recommendation:

•	Financial Condition and Prospects of the Company. The Company Board considered the current and historical financial condition, results of operations, competitive position, business strategy, strategic options and prospects of the Company, as well as the Company’s financial prospects if it were to remain as an independent public company based on the Company’s management projections and the Company’s management views as to the likelihood of achieving those projections, taking into account risk of execution, including the need to replace the current President and Chief Executive Officer, who informed the Company Board that he does not intend to extend his employment term beyond its expiration date of June 30, 2014, as well as business, competitive, industry and market risks (as more fully described below under the heading “Financial Projections”). The Company Board also discussed the benefits to the Company’s stockholders of an acquisition and considered its belief that, taking into account market trends, the Company’s financial prospects in light of the risks referred to above and other uncertainties relating to future execution of the Company’s strategic plan, the value offered to stockholders pursuant to the proposed Transactions is more favorable to the Company’s stockholders than the potential value that might have resulted from remaining an independent public company.

•	Strategic Alternatives. The Company Board considered its belief that the value offered to holders of Shares in the Offer and the Merger was more favorable to holders of Shares than the potential value of pursuing other alternatives, including pursuing organic growth, a stock repurchase, one or more strategic acquisitions, particularly in light of the range of potential benefits to the Company’s stockholders of these alternatives and the assessment that no other alternatives were reasonably likely to create greater value for the Company’s stockholders, taking into account risk of execution as well as business, competitive, industry and market risks. With assistance from Macquarie Capital, the Company actively solicited 49 potentially interested parties, which consisted of both potential strategic and financial buyers who have the financial capacity to acquire the Company, and did not receive any offer that provided more value to stockholders than the Merger Agreement (as more fully described above under the heading “—Background of the Offer”).

•	Market Check; Alternative Proposals. The Company Board considered its belief that the Offer Price was the highest price reasonably attainable by the Company’s stockholders in a sale of the Company, considering potentially interested third parties and strategic opportunities. The Company Board also considered its view that the Company, with the assistance of its advisors, negotiated the highest price per Share that Nielsen was willing and able to pay, and that the Company, with the assistance of Macquarie Capital, identified and contacted a significant number of potential acquisition partners, including both strategic parties and financial parties, to obtain the best value reasonably available to the Company’s stockholders. The Company Board also considered the fact that, while there were preliminary discussions and meetings with a number of other potential third party acquirors, none of those parties was committed to acquiring the Company in its entirety at a price as high as or higher than $2.00 per Share.

•	Cash Tender Offer; Certainty of Value; Liquidity. The Company Board noted that the form of consideration to be paid to holders of Shares in the Offer and the Merger is all cash and considered the certainty of value of such cash consideration, particularly in the absence of a financing condition to consummation of the Offer and the Merger. The Company Board also considered the historic limited trading volume and low public float of the Shares and that the Offer and the Merger would provide liquidity to all holders of Shares.

•	Trading Price of Shares. The Company Board considered:

•	The historic trading ranges of the Shares and the potential trading range of the Shares, and the potential impact of takeover speculation, among other factors, on such ranges;

•	The fact that the Offer Price of $2.00 represented a premium of approximately:

•	2.0% to the 60-day volume weighted average price prior to the execution and announcement of the Merger Agreement; and

•	81.8% to the 52-week low prior to the announcement.

•	Macquarie Capital Fairness Opinion. The Company Board considered the financial analyses provided by Macquarie Capital, including its opinion to the effect that, as of November 24, 2013, and based upon and subject to the assumptions, qualifications and other matters set forth in its opinion, the $2.00 per Share consideration to be paid to the holders of Shares (other than Parent and Purchaser and holders who are entitled to demand and properly demand appraisal for their Shares in accordance and full compliance with the DGCL) in the proposed Transactions was fair, from a financial point of view, to such holders. For more information about Macquarie Capital’s opinion, see below under the heading “—Opinion of the Company’s Financial Advisor.”

•	Availability of Appraisal Rights. The Company Board considered the fact that statutory appraisal rights under the DGCL would be available in the Merger for stockholders who do not tender their shares in the Offer.

•	Terms of the Merger Agreement. The Company Board believed that, taken as a whole, the provisions of the Merger Agreement were favorable to the Company’s stockholders. In particular:

•	Ability to Consider Alternative Transactions and to Terminate the Merger Agreement. The Company Board considered that it would be permitted to furnish non-public information and engage in discussions and negotiations with any third party that provided to the Company an unsolicited proposal that the Company Board in good faith reasonably believes (after consultation with its outside legal counsel and financial advisors) constitutes, or could be reasonably likely to lead to, a superior proposal. The Company Board also considered that it would be able to terminate the Merger Agreement to enter into an acquisition agreement with respect to a superior proposal and noted that the exercise of this right would require the Company to pay Parent a termination fee of $3.7 million.

•	Ability to Change Recommendation to Stockholders. The Company Board considered that it retained the ability to withdraw, modify or qualify its recommendation to stockholders of the Company if it determines in good faith (after consultation with its outside legal counsel, promptly notifying Parent at least five (5) days before taking such action and taking into account any offers to adjust the terms of the Merger Agreement made by Parent in such five (5) day period pursuant to the terms of the Merger Agreement) that a failure to do so could be reasonably likely to result in a breach of its fiduciary duties under the DGCL in response to either a superior proposal or a material event, occurrence, development, circumstance or other matter with respect to the Company that materially alters the financial condition or prospects of the Company and was not known to the Company or the Company Board on the date on which the Merger Agreement was executed and becomes known prior to the Acceptance Time. The Company Board also noted that the exercise of this right would give Parent the right to terminate the Merger Agreement and require the Company to pay Parent a termination fee of $3.7 million.

•	Sale of Entire Company. The Company Board considered the fact that the Merger Agreement and the proposed Transactions involve a sale of the Company as a whole, and do not require the Company to carve out or otherwise dispose of the Company’s European operations.

•	Termination Fee. The Company Board also considered the termination fee of $3.7 million, approximately 3% of the Fully Diluted equity value of the Company (based on the Offer Price of $2.00 per Share), that could become payable pursuant to the Merger Agreement under certain circumstances. The Company Board believed that Parent’s requirement that it receive a termination fee in such amount under the agreed circumstances was reasonable, and it did not believe that the termination fee would likely deter third parties from making a competing proposal for the Company.

•	Offer Price Adjustment. The Company Board considered the fact that the Offer Price to be paid to holders of Shares in the Offer, and the Merger Consideration payable to holders of Shares in the Merger, may be increased if the World Wide Cash Adjustment Amount (as defined in the Merger Agreement, and which is based on the average of the actual or projected, as applicable, cash and cash equivalents held by the Company and its subsidiaries over a specified measurement period, less certain fees and expenses of the Company) exceeds $9,350,000.

•	Specific Performance and Monetary Damages. The Company Board considered that the Company would be entitled to seek specific performance or monetary damages in the event that Parent or Purchaser breaches the Merger Agreement or fails to complete the Offer and Merger when required to do so.

•	Likelihood of Consummation. The Company Board considered the likelihood that the Merger would be consummated. In particular:

•	the absence of any financing condition to consummation of the Offer or the Merger;

•	the fact that the consummation of the Offer is conditioned on a majority of the Fully Diluted Shares being validly tendered (and not properly withdrawn) in the Offer and that such minimum tender condition could not be waived by Parent and Purchaser without the prior written consent of the Company;

•	the fact that holders of approximately 11.6% of the outstanding Shares have agreed, subject to certain terms and conditions, to tender their Shares in the Offer pursuant to Tender and Support Agreements;

•	the fact that there are relatively few conditions to the Offer and the Merger and that the only material regulatory filings that would be required to consummate the Offer and the Merger are the filing of a pre-merger notification form pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”);

•	the Company Board’s expectation that there would be no significant antitrust or other regulatory impediments and that there are no third party consents that are conditions to the Offer or the Merger;

•	the fact that Purchaser is required, subject to certain exceptions, to extend the Offer in certain circumstances;

•	the Company’s ability to request the Delaware Court of Chancery to specifically enforce the Merger Agreement, including the consummation of the Offer and the Merger; and

•	the Company’s ability under the Merger Agreement to pursue damages.

•	Negotiations of Merger Agreement. The Company Board considered the fact that the Merger Agreement was negotiated at arm’s-length between the Company and Parent with the assistance of their respective legal and financial advisors.

•	Tender Offer Structure. The Company Board considered the fact that the Offer followed by the second-step Merger for the same cash consideration would likely afford holders of Shares the opportunity to obtain the benefits of the transaction more quickly than in a one-step merger transaction. The Company Board also considered the availability of Section 251(h) under the DGCL, which would permit Parent and Purchaser to close the Merger under the DGCL more quickly than alternative structures.

•	Tender and Support Agreements. The Company Board considered the fact that the Supporting Stockholders, highly sophisticated investors (including three directors on the Company Board) that collectively own approximately 11.6% of the outstanding Shares, have agreed, subject to certain terms and conditions, to tender their Shares in the Offer.

•	Reputation of Parent. The Company Board considered the business reputation of Parent and its management, that Parent has sufficient financial resources to complete the Offer and the Merger through its existing cash balances and available borrowings, including from expansion of its existing credit lines, money markets and capital markets transactions, and the prior experience of Parent in completing acquisitions of other companies.

The Company Board also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•	Trading Price of Shares. The Company Board considered the fact that the Offer Price of $2.00 per Share represented a discount of approximately

•	3.8% to the closing price of the Shares on November 22, 2013, the last trading day prior to the execution and announcement of the Merger Agreement; and

•	8.7% to the 52-week high prior to the announcement.

•	Appraisal Condition. The Company Board considered the risk that the proposed Offer and Merger might not be consummated as a result of the condition to the Offer that holders of Shares representing 13% or more of the outstanding Shares shall not have demanded (and not withdrawn) appraisal under Section 262 of the DGCL for such Shares.

•	Risk of Non-Consummation. The Company Board considered the risk that the proposed Offer and Merger might not be consummated and the effect of the resulting public announcement of termination of the Merger Agreement on:

•	The market price of the Shares. In that regard, the Company Board noted that the market price could be affected by many factors, including (i) the reason or reasons for which the Merger Agreement was terminated and whether such termination resulted from factors adversely affecting the Company, (ii) the possibility that, as a result of the termination of the Merger Agreement, the marketplace would consider the Company to be an unattractive acquisition candidate, and (iii) the possible sale of Shares by short-term investors following an announcement of termination of the Merger Agreement;

•	The Company’s operating results, particularly in light of the costs incurred in connection with the Transactions, including the potential requirement to make a termination payment; and

•	The Company’s ability to attract and retain key personnel.

•	Possible Disruption of Business. The Company Board considered the possible disruption to the Company’s business that may result from the announcement of the Offer and the Merger and the resulting distraction of the attention of the Company’s management and employees. The Company Board also considered the fact that the Merger Agreement contains limitations regarding the operation of the Company during the period between the signing of the Merger Agreement and the consummation of the proposed Merger. The Company Board believed that it was likely that these risks would be minimized as a result of the tender offer structure, which could result in a reasonably prompt consummation of the Transactions.

•	Offer Price Adjustment. The Company Board considered the fact that the Offer Price to be paid to holders of Shares in the Offer, and the Merger Consideration payable to holders of Shares in the Merger, may be decreased if the World Wide Cash Adjustment Amount (as defined in the Merger Agreement, and which is based on the average of the actual or projected, as applicable, cash and cash equivalents held by the Company and its subsidiaries over a specified measurement period, less certain fees and expenses of the Company) is less than $9,250,000, and noted that the deductible fees and expenses include, among other things, a portion of certain retention and other bonuses that will be paid to Company employees and certain transaction bonus amounts that may be paid to executive officers and/or directors in connection with the transaction (as described under the heading “Arrangements between the Company and its Executive Officers, Directors and Affiliates”) and all fees and expenses of outside legal counsel, financial advisors and other consultants retained by the Company in connection with the Transactions.

•	Offer and Merger Consideration Taxable. The Company Board considered that the cash consideration to be received by the Company’s stockholders in the Offer and the Merger would be taxable to the stockholders. The Company Board believed that this was mitigated by the fact that the entire consideration payable in the transaction would be cash, providing adequate cash for the payment of any taxes due.

•	Future Growth. The Company Board considered the fact that if the proposed Merger is consummated, the Company would no longer exist as an independent company, and the Company’s stockholders would no longer participate in the future growth and profits of the Company. The Company Board concluded that providing the Company’s stockholders the opportunity to sell their Shares at an attractive price currently was preferable to remaining as an independent public company in which the holders of such Shares would have a speculative potential for future gain.

•	Restrictions on Soliciting Proposals. The Company Board considered that the Merger Agreement imposes restrictions on soliciting acquisition proposals from third parties. However, based upon the process to identify potential alternative acquirers as described above under the heading “—Background of the Offer”, the Company Board believed it had a basis for determining that the Offer and the Merger were the best transactions reasonably likely to be available to the Company.

•	Interests of Directors and Officers that are Distinct from the Interest of the Company’s Stockholders. The Company Board considered the interests of certain members of senior management and the members of the Company Board, in the Offer and the Merger, which interests may be different from, or in addition to, those of the Company’s stockholders. For more information about such interests, see above under the heading “—Arrangements between the Company and its Executive Officers, Directors and Affiliates.”

The Company Board believed that, overall, the potential benefits of the Offer and the Merger to the Company’s stockholders outweighed the risks and uncertainties of the Offer and the Merger.

The foregoing discussion of factors considered by the Company Board is not intended to be exhaustive, but includes the material factors considered by the Company Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Company Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that individual members of the Company Board may have given different weight to different factors.

Intent to Tender.

As discussed in Item 3 above, the Supporting Stockholders have entered into the Tender and Support Agreements pursuant to which, subject to the terms and conditions thereof, they have agreed to validly tender or cause to be tendered in the Offer all of their Shares pursuant to and in accordance with the terms of the Offer. The Tender and Support Agreements are filed as Exhibits (e)(3) through (e)(5) to this Schedule 14D-9 and are incorporated herein by reference.

To the knowledge of the Company, each of the executive officers and remaining directors of the Company (other than those party to a Tender and Support Agreement) currently intends to tender all Shares over which such person has sole dispositive power into the Offer, which Shares in the aggregate represent approximately 4.1% of the Fully Diluted Shares as of the date hereof, eligible for tender in the Offer as of December 10, 2013.

Opinion of the Company’s Financial Advisor.

Macquarie Capital was engaged on March 25, 2013 to act as exclusive financial advisor to the Company Board in connection with a possible sale, transfer or other disposition, directly or indirectly, of all or substantially all of the equity securities, assets or business of the Company to one or more potential acquirers. On November 24, 2013, Macquarie Capital rendered its oral opinion, subsequently confirmed in writing, to the Company Board, to the effect that, as of such date, and based upon and subject to the assumptions, qualifications and other matters set forth in the written opinion, the $2.00 per Share consideration to be paid to the holders of the Shares (other than Shares held by the Company as treasury stock or owned by Parent or Acquisition Subsidiary, in each case, outstanding immediately prior to the Effective Time, and other than Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance and full compliance with Delaware law (“excluded shares”)), in the proposed transaction was fair, from a financial point of view, to such holders.

The full text of the written opinion of Macquarie Capital, dated November 24, 2013, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken in connection with the opinion, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. Holders of Shares are encouraged to and should read the opinion carefully and in its entirety. Macquarie Capital’s opinion was provided to the Company Board in connection with its evaluation of the consideration provided for in the transaction from a financial point of view. The opinion of Macquarie Capital does not address any other aspect of the transaction and does not constitute a recommendation to any holder of Shares as to whether such holder should tender its Shares in the Offer or how such holder should otherwise act or vote in connection with the transaction or any other matter. The summary of the opinion of Macquarie Capital set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion.

In connection with rendering its opinion, Macquarie Capital, among other things:

•	Reviewed a draft of the Merger Agreement dated November 23, 2013, which Macquarie Capital assumed was in substantially final form and would not vary from the executed version thereof in any respect material to its analysis;

•	Reviewed certain publicly available business and financial information relating to the Company and its subsidiaries that Macquarie Capital deemed to be relevant;

•	Reviewed certain non-public internal financial statements and other non-public financial and operating data relating to the Company and its subsidiaries that were prepared and furnished to Macquarie Capital by the management of the Company;

•	Reviewed certain financial projections, including perpetuity growth rates, relating to the Company and its subsidiaries that were provided to Macquarie Capital by the management of the Company and, upon certain of which, Macquarie Capital had been instructed to rely;

•	Discussed the past and current operations, financial projections, current financial condition and prospects of the Company and its subsidiaries with certain members of senior management of the Company;

•	Reviewed the reported prices and trading activity of the Shares;

•	Compared the financial performance of the Company with publicly available information concerning certain other companies that Macquarie Capital deemed relevant, and compared the prices and trading activity of the Shares with shares of certain publicly traded companies that Macquarie Capital deemed relevant;

•	Reviewed the financial terms of certain publicly available transactions involving companies that Macquarie Capital deemed relevant;

•	Considered the information garnered in its efforts to solicit and hold discussions with, at the direction of the Company, certain specified third parties to solicit indications of interest from such third parties in the possible acquisition of the Company; and

•	Performed such other financial analyses and examinations and considered such other factors that Macquarie Capital deemed appropriate for purposes of its opinion.

For purposes of its analysis and opinion, Macquarie Capital assumed and relied upon, without undertaking responsibility for independently verifying, the accuracy and completeness of the information reviewed by Macquarie Capital or reviewed for Macquarie Capital. With respect to the financial projections of the Company which were furnished to Macquarie Capital, Macquarie Capital assumed that such financial projections were reasonably prepared by the Company on bases reflecting Company management’s best currently available estimates and good faith judgments, as of the date such financial projections were prepared, of the future competitive, operating and regulatory environments and related financial performance of the Company. Macquarie Capital expressed no view as to any such financial projections or the assumptions on which they were based. In addition, Macquarie Capital assumed, with the consent of the Company Board, that the consideration would be $2.00 per Share and that there would be no adjustment thereto pursuant to the Merger Agreement.

Macquarie Capital also assumed, with the consent of the Company Board, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Offer and the Merger will be satisfied without waiver or modification thereof. Macquarie Capital further assumed, with the consent of the Company Board, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Offer and the Merger will be obtained without any delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Offer or the Merger and that the Offer and Merger will be consummated in accordance with the terms set forth in the Merger Agreement without material modification, waiver or delay, the effect of which would be meaningful to Macquarie Capital’s analysis.

Macquarie Capital did not make, or assume any responsibility for making, any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or any of its subsidiaries, nor was Macquarie Capital furnished with any such independent valuations or appraisals, nor did Macquarie Capital evaluate the solvency or fair value of the Company or any of its subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Macquarie Capital’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to Macquarie Capital as of November 24, 2013. Subsequent developments may affect Macquarie Capital’s opinion, and Macquarie Capital has no obligation to update, revise, reaffirm or withdraw its opinion.

Macquarie Capital was not asked to opine upon, and expressed no opinion with respect to, any matter other than the fairness from a financial point of view, as of November 24, 2013, to the holders of the Shares (other than holders of excluded shares), of the consideration to be paid to such holders of the Shares in the proposed transaction. Macquarie Capital did not express any view on, and its opinion does not address, any other term or aspect of the Merger Agreement or transaction or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the transaction, including, without limitation, the fairness of the transaction to, or any consideration received in connection therewith by, the holders of any other class of securities or options, creditors, or other constituencies of the Company; nor does it address the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the transaction, whether relative to the consideration to be paid to the holders of the Shares (other than holders of excluded shares) pursuant to the Merger Agreement or otherwise. Macquarie Capital’s opinion does not address the relative merits of the transaction as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the transaction. Macquarie Capital is not a legal, regulatory, accounting or tax expert and has assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters. Macquarie Capital did not express any opinion as to the impact of the transaction on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay its obligations when they come due.

The following is a summary of the material financial analyses presented by Macquarie Capital to the Company Board in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the financial analyses performed by Macquarie Capital. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Macquarie Capital. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 24, 2013, and is not necessarily indicative of current market conditions. The financial analyses set forth below assume, with the consent of the Company Board, that the consideration will be $2.00 per Share and that there will be no adjustment pursuant to the Merger Agreement. In addition, the projections used for purposes of the financial analyses below were (except as otherwise noted) “base case” projections (as subsequently updated for fiscal year 2014, as applicable), as directed by management.

The following summary of financial analyses includes information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Macquarie Capital’s financial analyses.

Historical Stock Price Analysis

Macquarie Capital reviewed historical trading prices of the Shares over the one-year period ending November 22, 2013, calculated the volume-weighted average daily closing prices for the Shares over selected time periods and observed the closing stock price on selected dates prior to and including November 22, 2013, and the 52-week high and low intra-day stock price. The price per Share ranged from $1.10 to $2.19 over the 52-week period ending on November 22, 2013.

This review indicated that the $2.00 per Share consideration to be paid to holders of the Shares represented a premium or discount of:

•	(3.8%) based on the closing price per Share of $2.08 on November 22, 2013, the last full trading day before the date of the public announcement of the transaction;

•	(2.0%) based on the volume-weighted average closing price per Share of $2.04 over the 5-calendar-day period ending November 22, 2013;

•	2.0% based on the volume-weighted average closing price per Share of $1.96 over the 30-calendar-day period ending November 22, 2013;

•	1.0% based on the volume-weighted average closing price per Share of $1.98 over the 60-calendar-day period ending November 22, 2013;

•	2.0% based on the volume-weighted average closing price per Share of $1.96 over the 90-calendar-day period ending November 22, 2013;

•	12.4% based on the closing price per Share of $1.78 on June 6, 2013, the last full trading day before commencement of the sale process;

•	4.2% based on the volume-weighted average closing price per Share of $1.92 over the 180-calendar-day period ending November 22, 2013;

•	18.3% based on the volume-weighted average closing price per Share of $1.69 over the 360-calendar-day period ending November 22, 2013;

•	(8.7%) based on the intra-day 52-week high price per Share of $2.19; and

•	81.8% based on the intra-day 52-week low price per Share of $1.10.

Macquarie Capital also reviewed historical trading prices of the Shares over the five-year period ending November 22, 2013. The price per Share ranged from $0.18 to $2.19 over this five-year period.

Historical Liquidity Analysis

Macquarie Capital analyzed the liquidity of the Shares over the 90-day period ending November 22, 2013 and calculated the average aggregate daily trading value of the Shares as a percentage of average market capitalization, which resulted in the following percentages:

•	0.03% (based on the average daily trading volume of 18,587 Shares and the average aggregate daily trading value of $37,860 for the 5-day period ending November 22, 2013);

•	0.07% (based on the average daily trading volume of 42,731 Shares and the average aggregate daily trading value of $84,436 for the 30-day period ending November 22, 2013); and

•	0.07% (based on the average daily trading volume of 43,191 Shares and the average aggregate value of $84,493 for the 90-day period ending November 22, 2013).

Selected Public Company Comparables Analysis

Macquarie Capital reviewed and compared the financial and operating performance of the Company with certain publicly available information of the following market research and media measurement companies:

•	GfK SE (Xetra: GFK-DE)

•	Ipsos SA (Euronext Paris: IPS-FR)

•	Macromill, Inc. (Tokyo: 3730-JP)

•	Information Services Group, Inc. (NASDAQ: III)

•	Nielsen Holdings N.V. (NYSE: NLSN)

•	comScore, Inc. (NASDAQ: SCOR)

Based on its professional judgment and experience, Macquarie Capital selected the companies above for the purposes of this analysis, taking into account several factors, including, but not limited to, the scale and types of product offerings of the Company and the selected companies, the operational and financial characteristics of the Company compared with the selected companies and the competitive landscape in which the Company and the selected companies operate. Although none of the selected public companies is directly comparable to the Company, including with respect to, among other things, business, scale and type of product offerings, and revenue diversification by geography, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar in certain respects to the Company’s business. After reviewing the aforementioned information for the selected companies, Macquarie Capital concluded, based on its professional judgment and experience, that Nielsen Holdings N.V. and comScore,

Inc. were not sufficiently comparable to the Company to warrant inclusion in the analysis described below, although certain information was presented with respect to them for illustrative purposes only.

For each company, using publicly available information, management estimates for the Company and Wall Street research consensus estimates for the selected companies for the calendar years ending December 31, 2013 and 2014, Macquarie Capital calculated the ratio of enterprise value (“EV”) to earnings before interest, taxes, depreciation and amortization (“EBITDA”, and such ratio, “EV/EBITDA”) for each of the calendar years ending December 31, 2013 and 2014.

The results of these analyses are summarized below.

EV/EBITDA
	CY2013E	CY2014E
GfK SE	8.8x	8.0x
Ipsos SA	9.4x	8.7x
Macromill, Inc.	6.6x	6.1x
Information Services Group, Inc.	9.0x	7.8x
Company (per management)	7.6x	7.3x
Nielsen Holdings, N.V.*	13.0x	12.2x
comScore, Inc.*	16.7x	13.9x

*	Nielsen Holdings N.V. and comScore, Inc. were not included in the analysis referenced below because Macquarie Capital believed, based on its professional judgment and experience, that they were not sufficiently comparable to the Company. Information was included for illustrative purposes only.

Macquarie Capital selected a range of multiples to apply to management’s estimate of the Company’s EBITDA for the calendar year ending December 31, 2013. Based upon Macquarie Capital’s professional judgment and experience, and taking into account the analysis of trading comparables described above, Macquarie Capital selected an EV/EBITDA valuation range of 6.6x to 9.4x. By applying this range to the Company’s estimated EBITDA for the calendar year ending December 31, 2013, Macquarie Capital derived a range of implied equity values for the Company of between $112 million and $152 million and a range of implied prices per Share of between $1.85 and $2.48. Macquarie Capital calculated the implied equity values of the Company by deriving the implied enterprise value and adding net cash of $15.9 million based on the Company’s balance sheet as of September 30, 2013, as provided by Company management. Macquarie Capital calculated the implied price per Share by dividing the implied equity value of the Company by the fully diluted Shares outstanding as of November 22, 2013, as provided by Company management.

Selected Precedent Transaction Comparables Analysis

Macquarie Capital reviewed available information relating to selected transactions within the market research, media measurement and marketing services sectors that have been announced since 2003. Macquarie Capital selected these transactions for purposes of this analysis based on its professional judgment and experience. No transaction reviewed was directly comparable to the proposed transaction. Accordingly, this analysis involved complex considerations and judgments concerning differences in financial and operating characteristics of the Company relative to the targets in the selected transactions and other factors that would affect the acquisition values in the precedent transactions.

Macquarie Capital calculated the implied EV/EBITDA multiples of each target company listed below for the last twelve month (“LTM”) period prior to the announcement of the relevant transaction and then calculated (i) the mean and median for the transactions that, based on its professional judgment and experience, it determined were the most relevant comparable transactions to the transaction (transactions with an asterisk) and

(ii) the overall mean and median for all transactions. The results of these calculations are set forth in the tables below.

Announcement Date	Target	Acquiror	EV/LTM EBITDA
July 2013	Omnicom Group	Publicis Groupe	9.4x
December 2012	Arbitron*	Nielsen Holdings N.V.	9.3x
July 2012	TRA	TiVo	N/A
July 2012	Aegis	Dentsu	14.7x
July 2011	Synovate	Ipsos	12.1x
July 2011	ORC International*	Lake Capital Inc.	7.0x
March 2010	Infogroup	CCMP Capital Advisors	6.9x
November 2009	IMS Health*	TPG Capital and CPP Investment Board	9.2x
September 2009	Omniture	Adobe	23.8x
July 2008	Taylor Nelson Sofres*	WPP	10.3x
February 2007	NetRatings	The Nielsen Company	NM
March 2006	The Nielsen Company (VNU)	Valcon Acquisition B.V.	12.7x
April 2005	NOP World	GfK Aktiengesellschaft	19.1x
May 2003	NFO WorldGroup	Taylor Nelson Sofres	7.1x
Mean for Most Relevant Transactions			8.9x
Median for Most Relevant Transactions			9.2x
Mean for All Transactions			11.8x
Median for All Transactions			9.9x

*	Macquarie Capital determined, based on its professional judgment and experience, that the precedent transactions marked with an asterisk were the most relevant comparable transactions to the transaction.

Based on Macquarie Capital’s professional judgment and experience, and taking into account the mean and median EV/LTM EBITDA multiple for the most relevant transactions referenced above, and the differences between the Company’s business and the businesses of the target companies in the selected precedent transactions, Macquarie Capital selected a range of EV/LTM EBITDA multiples of 7.0x to 10.3x. Applying the range of EV/LTM EBITDA to the Company’s reported EBITDA for the LTM period ending September 30, 2013, Macquarie Capital derived a range of implied equity values for the Company of between $118 million and $166 million and a range of implied prices per Share of between $1.94 and $2.71. Macquarie Capital calculated the implied equity value of the Company by deriving the implied enterprise value and adding net cash of $15.9 million based on the Company’s balance sheet as of September 30, 2013, as provided by Company management. Macquarie Capital calculated the implied price per Share by dividing the implied equity value of the Company by the fully diluted shares outstanding as of November 22, 2013, as provided by Company management.

Discounted Cash Flow Analysis

Macquarie Capital performed a discounted cash flow analysis to produce a range for the implied present value of the Company’s equity value and implied present value per Share, as of December 31, 2013, assuming the Company continued to operate as an independent entity. The valuation range was calculated by adding (i) the net present value of the estimated unlevered free cash flows for the calendar years 2014 through 2018 and (ii) the present value of the terminal value of the Company as of December 31, 2018 using a perpetuity growth rate methodology. The analysis used financial projections provided by Company management for the years ending December 31, 2014 through December 31, 2018 and the Company’s estimated net cash balance of $18.3 million as of December 31, 2013, as provided by Company management. For purposes of the analysis, unlevered free cash flow was calculated as EBITDA, less capital expenditures, less cash taxes (net of application of net operating loss carryforwards, based on guidance provided by Company management), plus net change in working capital.

Macquarie Capital estimated the range for the implied present value of the Company’s equity value and implied present value per Share by using the following assumptions: (i) a range of perpetuity growth rates applied to projected 2018 unlevered free cash flow for the Company of 1.0% to 3.0%, as directed by management, and (ii) a range of discount rates of 15.0% to 17.0% for the Company, which was selected by Macquarie Capital based on its professional judgment and experience and was based on an estimate of the Company’s weighted average cost of capital (“WACC”), taking into account the capitalization structure of the Company and the selected comparable publicly traded companies, the capital asset pricing model and adjustments for the relative size of the Company. The estimate of the Company’s WACC took into account certain financial metrics, including levered and unlevered beta, tax rates and current yields for U.S. treasury notes.

This analysis resulted in a range for the implied present value of the Company’s equity value between $109 million and $132 million and a range for the implied present value per Share of between $1.80 and $2.18. Macquarie Capital calculated the implied equity value of the Company by deriving the implied enterprise value and adding net cash of $18.3 million based on the Company’s estimated net cash as of December 31, 2013, as provided by Company management. Macquarie Capital calculated the implied present value per Share by dividing the implied equity value of the Company by the fully diluted shares outstanding as of November 22, 2013, as provided by Company management.

The following tables present a sensitivity analysis based on a range of discount rates and perpetuity growth rates.

Implied Equity Value (USD in millions)

	Perpetuity Growth Rate
Discount Rate	1.0%	1.5%	2.0%	2.5%	3.0%
15.0%	$122	$124	$127	$129	$132
15.5%	$119	$121	$123	$125	$128
16.0%	$115	$117	$119	$121	$124
16.5%	$112	$114	$116	$118	$120
17.0%	$109	$111	$113	$115	$117

Implied Share Price

	Perpetuity Growth Rate
Discount Rate	1.0%	1.5%	2.0%	2.5%	3.0%
15.0%	$2.01	$2.05	$2.09	$2.13	$2.18
15.5%	$1.95	$1.99	$2.02	$2.06	$2.10
16.0%	$1.90	$1.93	$1.96	$2.00	$2.04
16.5%	$1.85	$1.88	$1.91	$1.94	$1.98
17.0%	$1.80	$1.83	$1.86	$1.89	$1.92

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Macquarie Capital’s opinion. In arriving at its fairness determination, Macquarie Capital considered the results of all of its analyses and, except as expressly stated above, did not attribute any particular weight to any factor or analysis considered by it. Rather, Macquarie Capital made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the transaction. Macquarie Capital prepared these analyses for purposes of providing its opinion to the Company Board as to the fairness from a financial point of view, to the holders of the Shares (other than holders of excluded shares), of the consideration to be paid to such holders in the transaction. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Parent, Macquarie Capital or any other person assumes responsibility if future results are materially different from those forecast.

The consideration was determined through arm’s-length negotiations between the Company and Parent and was approved by the Company Board by unanimous vote. Macquarie Capital did not recommend any specific amount of consideration to the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction. As described above, Macquarie Capital’s opinion to the Company Board was one of many factors taken into consideration by the Company Board in making its determination to approve the transaction. The foregoing summary does not purport to be a complete description of the analyses performed by Macquarie Capital in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Macquarie Capital, which is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference.

Macquarie Capital’s opinion was approved by a committee of Macquarie Capital professionals in accordance with its customary practice.

Macquarie Capital and its affiliates are engaged in a broad range of securities activities and financial advisory services. Macquarie Capital and its affiliates carry on a range of businesses for their own account and for their customers, including providing stock brokerage, investment advisory, investment management, proprietary financings and custodial services. In the ordinary course of business, Macquarie Capital or its affiliates may actively trade in the debt and equity securities, bank loans, or options on securities, of (x) the Company and affiliates of the Company, (y) Parent and affiliates of Parent and (z) any other company that may be involved in the transaction, for its and their own accounts and for the accounts of its and their customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Macquarie Capital and its affiliates may have in the past provided, may be currently providing and in the future may provide, financial advisory services to the Company and affiliates of the Company, and to Parent and its affiliates, for which Macquarie Capital or such affiliates would have received, and/or would expect to receive, compensation. Other than its engagement in connection with the transaction, in the two years preceding November 24, 2013, Macquarie Capital did not have any material relationship with the Company, Parent or Purchaser for which compensation was received or is intended to be received.

Macquarie Capital has acted as exclusive financial advisor to the Company Board in connection with the transaction. The Company Board selected Macquarie Capital as its financial advisor because it is an internationally recognized financial advisory firm that has substantial experience in transactions similar to the transaction and in the industries in which the Company operates. Macquarie Capital is expected to receive a fee of $500,000 as a result of the delivery of its fairness opinion, plus a fee of $175,000 for certain of its services previously provided in connection with the transaction. If the Offer or Merger is consummated, Macquarie Capital will receive an additional fee of approximately $860,000 (which is a transaction fee of approximately $1,535,000 reduced by the $500,000 fee and $175,000 fee referred to above). In addition, the Company agreed to reimburse certain of Macquarie Capital’s reasonable expenses and to indemnify Macquarie Capital and related persons against certain liabilities arising out of its engagement.

Item 5.	Person/Assets Retained, Employed, Compensated or Used.

The Company retained Macquarie Capital as its financial advisor in connection with a possible sale, transfer or other disposition, directly or indirectly, of all or substantially all of the equity securities, assets or business of the Company. Additional information pertaining to the retention of Macquarie Capital is set forth in Item 4 above under the headings “—Opinion of the Company’s Financial Advisor” and “—Background of the Offer”. Macquarie Capital has provided a written opinion to the Company Board, a copy of which is filed as Annex I hereto and incorporated herein by reference, to the effect that, as of November 24, 2013 and based upon and subject to the assumptions, qualifications and other matters set forth therein, the $2.00 per Share consideration to be received by the holders of Shares (other than Parent and Purchaser and holders who are entitled to demand and properly demand appraisal for their Shares in accordance and full compliance with the DGCL) in the proposed Transactions was fair, from a financial point of view, to such holders. Macquarie Capital provided its opinion for the information of the Company Board in connection with its evaluation of the consideration provided for in the Transactions from a financial point of view. The opinion of Macquarie Capital does not address any other aspect of the proposed Transactions and does not constitute a recommendation to any holder of Shares as to whether such holder should tender its Shares in the Offer or how such holder should otherwise act or vote in connection with the Transactions or any other matter.

Pursuant to the terms of an engagement letter dated March 25, 2013, the Company has agreed to pay Macquarie Capital a transaction fee in an amount equal to the greater of (i) $1.5 million and (ii) the sum of (x) 1.25% of the amount of the transaction value (calculated in accordance with such engagement letter) that is less than or equal to $120 million, (y) 2.00% of the amount, if any, of the transaction value that is greater than $120 million and less than or equal to $200 million, and (z) 3.00% of the amount, if any, of the transaction value that is greater than $200 million, which will only become payable if the Offer is consummated. Based on the formula set out in Macquarie Capital’s engagement letter, it will be paid a fee equal to 1.3% of the total transaction consideration (based on the Offer Price of $2.00 per share), or approximately $1,535,000. Macquarie Capital also became entitled to receive a fee of $500,000 in connection with the delivery of its opinion, as well as fees of $175,000 in the aggregate for certain of the services previously provided under its engagement with the Company, which is equal to an aggregate of $675,000 and will be credited against the transaction fee. The Company has also agreed to reimburse Macquarie Capital for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Macquarie Capital against certain liabilities, including certain liabilities under the federal securities laws. Other than this engagement, in the two years preceding the date of its opinion, Macquarie Capital has not had any material relationship with the Company, Parent or Purchaser for which compensation has been received or is intended to be received.

In addition, the Company agreed to reimburse certain of Macquarie Capital’s reasonable expenses and to indemnify Macquarie Capital and related persons against certain liabilities arising out of its engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any other person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer and the Merger.

Item 6.	Interest in Securities of the Subject Company.

Other than pursuant to the Tender and Support Agreements, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company’s knowledge, any of the directors, executive officers, subsidiaries or affiliates of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Shares in the Offer, and the Merger is consummated, holders of Shares outstanding as of immediately prior to the Effective Time who have not tendered such Shares in the Offer and who have followed the procedures set forth in Section 262 of the DGCL will be entitled to demand appraisal of such Shares in accordance and subject to full compliance with applicable procedures under Delaware Law.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex III. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time and who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be fair value, as determined by such court. The “fair value” could be greater than, less than or the same as the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price).

This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and December 30, 2013, deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Written Demand by the Record Holder.

All written demands for appraisal should be addressed to Harris Interactive Inc., 60 Corporate Woods, Rochester, New York, 14623. Attention: General Counsel. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder and must state that such holder intends thereby to demand appraisal of such holder’s Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a broker, dealer, commercial bank, trust company or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, dealer, commercial bank, trust company or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. Notwithstanding the foregoing, at any time within 60 days after the Effective Time, any holder who has not commenced an appraisal proceeding may withdraw such holder’s demand for appraisal and accept the Merger Consideration. Any such attempt to withdraw made more than 60 days after the Effective Time will require the written approval of the Surviving Corporation. Once a petition for appraisal is filed, the appraisal proceeding may not be dismissed as to any holder absent court approval; provided, however, that the foregoing shall not affect the right of any holder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such holder’s demand for appraisal and to accept the Merger Consideration within 60 days after the Effective Time. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and Purchaser and Nielsen have no present intention to cause it to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the consideration payable in the Merger (which is for each Share an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes). No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is for each Share an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes). On behalf of the Surviving Corporation, Purchaser reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the consideration payable in the Merger (which is for each Share an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes).

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who, if required, has submitted such holder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such holder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration, less any applicable withholding taxes. A stockholder will fail to perfect, or lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex III to this Schedule 14D-9.

Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2⁄3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Company Board has approved for purposes of Section 203 the entering into by Purchaser, Parent and the Company of the Merger Agreement, the Tender and Support Agreements, and the completion of the transactions contemplated thereby and has taken all appropriate action so that the restrictions of Section 203, with respect to the Transactions, will not be applicable to Parent or Purchaser by virtue of such actions.

The Company is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and the Company, each of Parent and the Company will take such action as then appears desirable to cause such state takeover law to be inapplicable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares.

Litigation.

On December 9, 2013, a purported stockholder of Harris Interactive filed a putative class action complaint against Harris Interactive, its directors, Nielsen and Purchaser challenging the transactions contemplated by the Merger Agreement. The action was filed in the Court of Chancery of the State of Delaware, captioned John C. Raspante v. Harris Interactive et al. (December 9, 2013). The complaint alleges, among other things, that the Harris Interactive director defendants breached their fiduciary duties to Harris Interactive stockholders by seeking to sell Harris Interactive for an inadequate price and on unfair terms, and that Harris Interactive, Nielsen and Purchaser aided and abetted the alleged fiduciary breaches. The complaint seeks, among other things, equitable relief that would enjoin the consummation of the transactions contemplated by the Merger Agreement, rescission of the Merger Agreement, and attorneys’ fees and costs.

Regulatory Approvals.

Antitrust Approvals

Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares pursuant to the Offer may be completed following the expiration of a 15-day waiting period following the filing by Parent of its

Premerger Notification and Report Form with respect to the Offer, unless Parent receives a request for additional information and documentary material from the Antitrust Division of the Department of Justice (the “Antitrust Division”) or the Federal Trade Commission (the “FTC”) or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended for an additional period of no more than 10 days after the date of substantial compliance by Parent. Complying with a request for additional information and documentary material may take a significant amount of time. At any time before or after Purchaser’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company or their respective subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States under certain circumstances. The Company does not believe that the consummation of the Offer or the Merger will result in a violation of any applicable antitrust laws. There can be no assurance that a challenge to the Offer or the Merger on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Parent filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer on December 5, 2013, and the Company filed such form on December 6, 2013. The initial waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 P.M., New York City time, on December 20, 2013, prior to the initial expiration date of the Offer, unless the waiting period is terminated or extended by a request for additional information and documentary material from the FTC or the Antitrust Division prior to that time.

Stockholder Approval of the Merger Not Required.

Neither Parent nor Purchaser is, nor at any time during the last three years has been, an “interested stockholder” of the Company as defined in Section 203. Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger.

Golden Parachute Payments.

Pursuant to Item 402(t) of Regulation S-K, the Company is required to provide certain information about “golden parachute payments” that may be implicated by a transaction to which this Schedule 14D-9 pertains. That information is set forth in Item 3 of this Schedule 14D-9 and is incorporated herein by reference.

Financial Projections

The Company’s management does not as a matter of course make public projections as to future performance or earnings and is especially wary of making projections for extended periods due to the significant unpredictability of the underlying assumptions and estimates. However, the Company provided, among other information, certain financial projections prepared by the Company’s management to the Company Board and Nielsen in connection with their consideration of the Offer and the Merger, and to Macquarie Capital.

The financial projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are inherently uncertain and difficult to predict and many of which are beyond the Company’s control. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. These projections may also be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods. As such, these financial projections constitute forward-

looking information and are subject to risks and uncertainties, including the various risks set forth in the Company’s Form 10-K for the fiscal year ended June 30, 2013 and the other reports filed by the Company with the SEC. The financial projections cover multiple years and such information by its nature becomes less reliable with each successive year.

The financial projections were prepared solely for internal use and not with a view toward public disclosure or toward complying with GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The financial projections included below were prepared by the Company’s management. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, nor Macquarie Capital, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections. Furthermore, the financial projections do not take into account any circumstances or events occurring after the date they were prepared.

The Company’s filings with the SEC are available at www.sec.gov. Readers of this Schedule 14D-9 are strongly cautioned not to place undue reliance on the financial projections set forth below. The inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that any of the Company, Purchaser, Parent or their affiliates, advisors or representatives considered or consider the projections to be predictive of actual future events, and the projections should not be relied upon as such. None of the Company, Purchaser, Parent or their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. None of the Company, Purchaser or Parent intends to make publicly available any update or other revisions to the projections, except as required by law. None of the Company, Purchaser, Parent or their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the projections or that forecasted results will be achieved. None of the Company, Purchaser, Parent or their respective affiliates, advisors or representatives makes any representation to any other person regarding the projections. The projections are not being included in this Schedule 14D-9 to influence a stockholder’s decision whether to tender his or her Shares in the Offer, but because the projections were provided to the Company Board, Macquarie Capital and Nielsen.

Set forth below are the financial projections provided to Parent by the Company, which include information with respect to the Company’s projected revenue and adjusted earnings before deducting interest, income taxes, depreciation, amortization, expenses due to stock-based compensation, restructuring charges, and other one-time items (“Adjusted EBITDA”) for the five fiscal years ending with the 2018 fiscal year. Such projections included a “base case”, which relied on the following assumptions: a continued strategy of transitioning business to higher profit margin products and clients; revenue growing at a 4.0% compound annual growth rate from fiscal year 2014 to fiscal year 2018 (a 3.3% compound annual growth rate from fiscal year 2013 to fiscal year 2018) and Adjusted EBITDA margins expanding to 14.5%; and an “investment case”, which assumed the following differences from the base case: a strategy of making additional investments beginning in 2014 to support the Company’s growth initiatives, with incremental near-term expenses for sales and other headcount as well as incremental capital investments and lower 2014 Adjusted EBITDA and free cash flow but resulting in an increased compound annual revenue growth rate of 7.6% from fiscal year 2014 to fiscal year 2018 (a 6.5% compound annual growth rate from fiscal year 2013 to fiscal year 2018) and a higher Adjusted EBITDA margin of 16.7% in 2018. Harris Interactive subsequently updated its projected financial information for fiscal year 2014 (the “FY14 reforecast”) with an Adjusted EBITDA margin of 10.4% (all of the foregoing projections, the “Projections”).

Set forth below are the Projections provided to Nielsen and Purchaser by the Company.

Projections

(in millions)

	FY2014	FY2015	FY2016	FY2017	FY2018
Base Case
Revenue	$141.2	$145.1	$151.1	$157.7	$165.4
Adjusted EBITDA(1)	$15.6	$17.1	$19.2	$21.4	$24.0

Investment Case
Revenue	$143.3	$153.7	$164.6	$178.2	$192.1
Adjusted EBITDA	$14.6	$17.4	$21.3	$26.9	$32.1

FY14 Reforecast(2)
Revenue	$143.9
Adjusted EBITDA	$14.9

(1)	Adjusted EBITDA is a non-GAAP measure and is the earnings of Harris Interactive before deducting interest, income taxes, depreciation, amortization, expenses due to stock-based compensation, restructuring charges, and other one-time items.
(2)	The FY14 reforecast updated the investment case for fiscal year 2014.

Reconciliation of Non-GAAP to GAAP. Pursuant to the applicable rules, regulations, interpretations and positions of the SEC and its staff under the Exchange Act related to the presentation of non-GAAP financial information, the information in the following tables provide a reconciliation of the GAAP net income to EBITDA and Adjusted EBITDA for each of the base case, investment case and the FY14 reforecast.

Base Case

(in millions)

	FY2014	FY2015	FY2016	FY2017	FY2018
Net Income	$25.9	$9.3	$8.6	$10.0	$12.3
Interest Income	(0.0)	(0.1)	(0.2)	(0.3)	(0.3)
Provision (benefit) for Income Taxes	(15.9)	2.4	5.3	6.1	7.4
Depreciation and Amortization	3.7	3.5	3.5	3.6	2.6

EBITDA	$13.7	$15.1	$17.2	$19.4	$22.0
Stock Based Compensation	1.9	2.0	2.0	2.0	2.0

Adjusted EBITDA	$15.6	$17.1	$19.2	$21.4	$24.0

Investment Case

(in millions)

	FY2014	FY2015	FY2016	FY2017	FY2018
Net Income	$25.3	$9.6	$9.8	$13.1	$16.9
Interest Income	(0.0)	(0.1)	(0.2)	(0.3)	(0.4)
Provision (Benefit) for Income Taxes	(16.3)	2.4	6.1	8.3	10.7
Depreciation & Amortization	3.7	3.5	3.6	3.8	2.9

EBITDA	$12.7	$15.4	$19.3	$24.9	$30.1
Stock Based Compensation	1.9	2.0	2.0	2.0	2.0

Adjusted EBITDA	$14.6	$17.4	$21.3	$26.9	$32.1

FY14 Reforecast

(in millions)

FY2014
Net (Loss) Income	$24.6
Interest Income	(0.0)
Provision (Benefit) for Income Taxes	(16.3)
Depreciation & Amortization	3.7

EBITDA	$12.0
Stock Based Compensation	2.5
Restructuring and Other Charges	0.4

Adjusted EBITDA	$14.9

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended June 30, 2013 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2013.

Rights Agreement

The Company is a party to the Rights Agreement, the purpose of which is to protect the Company’s stockholders against unsolicited attempts to acquire control of the Company that do not offer a fair price to its stockholders as determined by the Company Board. Under the Rights Agreement dated March 11, 2005, the Board declared a dividend distribution of one preferred share purchase right (a “Right”) for each outstanding share of Common Stock to stockholders of record as of the close of business on March 29, 2005 (the “Record Date”). In addition, one Right automatically attaches to each share of Common Stock issued between the Record Date and the Distribution Date (defined below). Each Right entitles the holder to purchase from the Company a unit consisting of one one-thousandth of a share (a “Unit”) of the Company’s Series A Preferred Stock, par value $.01 per share (“Preferred Stock”), at a cash exercise price of $27.48 per Unit, subject to adjustment under certain conditions specified in the Rights Agreement. The Rights will separate from Common Stock and will become exercisable only when a public announcement has been made that a person or group acquires beneficial ownership of 15% or more of the outstanding shares of the Common Stock (an “Acquiring Person”), other than as a result of repurchases of stock by the Company or certain inadvertent actions by a stockholder, or ten days after a person commences, or publicly announces the intention to commence (which intention to commence remains in effect for five business days after such announcement), a tender offer or exchange offer that could result in the person or group becoming an Acquiring Person and that is not terminated within such ten-day period (the earlier of such dates being referred to as the “Distribution Date”). If a person or group becomes an Acquiring Person, each holder of a Right (other than the Acquiring Person and certain of its related parties, whose Rights become null and void) will be entitled to receive upon exercise of each Right that number of Units equal to $27.48 (as adjusted) multiplied by the number of Units for which the Right is then exercisable, divided by 50% of the then current per share market price of the Common Stock. If there are insufficient shares of Preferred Stock to permit full exercise of all of the Rights, holders of Rights may instead receive shares of Common Stock, other securities, cash or property, or a combination thereof. If, at any time after a person or group becomes an Acquiring Person, the Company is acquired in a merger or other business combination transaction with an Acquiring Person or certain other types of transaction specified in the Rights Agreement, each holder of a Right (other than the Acquiring Person and certain of its related parties, whose Rights become null and void) will be entitled to receive upon exercise of each Right, in lieu of shares of Preferred Stock, that number of shares of Common Stock of the surviving entity equal to $27.48 (as adjusted) multiplied by the number of Units for which the Right is then exercisable, divided by 50% of the then current per share market price of the surviving entity’s common stock.

The Rights are not exercisable until a Distribution Date occurs and will expire on March 11, 2015, unless earlier terminated or redeemed by the Company in accordance with the Rights Agreement. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including without limitation, no right to vote or receive dividends. The Rights Agreement is reviewed and evaluated at least once every three years by a “TIDES Committee” of independent directors. During the fiscal 2013 year-end closing process, the TIDES Committee reviewed the Rights Agreement and recommended no changes to it.

The foregoing summary description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, including the Form of Certificate of Designation (Exhibit A thereto), the Form of Right Certificate (Exhibit B thereto) and the Summary of Rights to Purchase Preferred Shares (Exhibit C thereto), a copy of which is filed as Exhibit (e)(6) hereto and is incorporated herein by reference.

In connection with the Merger Agreement, the Company entered into Amendment No. 1 to the Rights Agreement on November 25, 2013 (the “Rights Agreement Amendment”). The Rights Agreement Amendment provides that the Merger Agreement and related transactions, including the consummation of the Offer and the Merger and any related transactions, will not cause the rights to become exercisable or cause any of the other protective features afforded to the Company under the Rights Agreement to come into effect. Under the Rights Agreement Amendment, no party to the Merger Agreement or the related transactions shall be deemed to be the Beneficial Owner (as defined in the Rights Agreement) of any Shares held by any other party solely by virtue of the approval, execution, delivery and/or the existence of the Merger Agreement or the related transactions or the performance of such party’s rights and obligations under the Merger Agreement or the related transactions. The Rights Agreement Amendment further provides that the Rights Agreement will be terminated immediately prior to the Effective Time (but only if the Effective Time occurs). A copy of a Rights Agreement Amendment is filed as Exhibit (e)(7) to this Schedule 14D-9 and is incorporated herein by reference.

Cautionary Statement Regarding Forward-Looking Statements

This document includes statements that constitute “forward-looking statements”, which may be identified by words such as ‘will’, ‘expect’, ‘should’, ‘could’, ‘shall’ and similar expressions. These statements are subject to risks and uncertainties concerning Parent’s proposed acquisition of the Company, the Company’s expected financial performance, as well as the Company’s strategic and operational plans, and actual results and events could differ materially from what presently is expected. The potential risks and uncertainties include the possibility that the transaction will not close or that the closing may be delayed; the possibility that the conditions to the closing of the transaction may not be satisfied; the risk that competing offers will be made; the transaction may involve unexpected costs, liabilities or delays; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; general economic conditions; conditions in the markets Parent and the Company are engaged in; behavior of customers, suppliers and competitors (including their reaction to the transaction); technological developments; as well as legal and regulatory rules affecting Parent’s and the Company’s business and specific risk factors discussed in other releases and public filings made by Parent and the Company (including their respective filings with the SEC). This list of factors is not intended to be exhaustive. Such forward-looking statements only speak as of the date of this Schedule 14D-9, and we assume no obligation to update any written or oral forward-looking statement made by us or on our behalf as a result of new information, future events, or other factors.

Item 9.	Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference:

Incorporated by Reference
Exhibit No.		Exhibit	Form	File Date	Exhibit or File No.

(a	)(1)(A)	Offer to Purchase, dated December 10, 2013	Schedule TO	12/10/13	(a)(1)(i)

(a	)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9)	Schedule TO	12/10/13	(a)(1)(ii)

(a	)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees	Schedule TO	12/10/13	(a)(1)(iii)

(a	)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees	Schedule TO	12/10/13	(a)(1)(iv)

(a	)(1)(E)	Summary Advertisement published in Investor’s Business Daily on December 10, 2013	Schedule TO	12/10/13	(a)(1)(v)

(a	)(2)(A)	Opinion of Macquarie Capital, dated November 24, 2013 (included as Annex I to this Schedule 14D-9)

(a	)(2)(B)	Letter, dated December 10, 2013, to the stockholders of Harris Interactive Inc. (included as Annex II to this Schedule 14D-9)

(a	)(5)(A)	Press release issued by Harris Interactive Inc., dated November 25, 2013	8-K filed by Harris Interactive Inc.	11/25/13	99.1

(a	)(5)(B)	E-mail sent by Harris Interactive Inc. to clients on November 25, 2013	Schedule 14D-9C filed by Harris Interactive Inc.	11/26/13

(a	)(5)(C)	E-mail sent by Al Angrisani (President and Chief Executive Officer of Harris Interactive Inc.) to Harris Interactive Inc. employees on November 25, 2013	Schedule 14D-9C filed by Harris Interactive Inc.	11/26/13

(a	)(5)(D)	E-mail sent by John J. Lewis (President, Americas of Nielsen) to Harris Interactive Inc. employees on November 25, 2013	Schedule 14D-9C filed by Harris Interactive Inc.	11/26/13

(a	)(5)(E)	Transcript of the webcast hosted for Harris Interactive Inc. employees on November 25, 2013	Schedule 14D-9C filed by Harris Interactive Inc.	11/26/13

(e	)(1)	Agreement and Plan of Merger, dated as of November 25, 2013, among Harris Interactive Inc., Nielsen Holdings N.V. and Prime Acquisition Corp.	8-K filed by Harris Interactive Inc.	11/25/13	2.1

(e	)(2)	Confidentiality Agreement, dated as of June 28, 2013, among Harris Interactive Inc. and The Nielsen Company (US), LLC	Schedule TO	12/10/13	(d)(5)

(e	)(3)	Tender and Support Agreement, dated as of November 25, 2013, among Nielsen Holdings N.V., Prime Acquisition Corp. and Al Angrisani	Schedule TO	12/10/13	(d)(2)

(e	)(4)	Tender and Support Agreement, dated as of November 25, 2013, among Nielsen Holdings N.V., Prime Acquisition Corp. and Howard Shecter	Schedule TO	12/10/13	(d)(3)

(e	)(5)	Tender and Support Agreement, dated as of November 25, 2013, among Nielsen Holdings N.V., Prime Acquisition Corp., Steven L. Fingerhood, Technology Opportunity Partners, L.P., ZF Special Opportunities Fund, L.L.C., Technology Opportunity Ventures L.L.C. and SLF Industry, L.P.	Schedule TO	12/10/13	(d)(4)

(e	)(6)	Rights Agreement dated March 11, 2005, between the Company and American Stock Transfer & Trust Company	8-K filed by Harris Interactive Inc.	03/14/05	4.1

(e	)(7)	Amendment No. 1 to Rights Agreement dated November 25, 2013, by and between the Company and American Stock Transfer & Trust Company	8-K filed by Harris Interactive Inc.	11/25/13	10.3

	(g)	None

Annex I: Opinion of Macquarie Capital, dated November 24, 2013.

Annex II: Letter, dated December 10, 2013, to the stockholders of Harris Interactive Inc.

Annex III: Section 262 of the Delaware General Corporation Law.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARRIS INTERACTIVE INC.

By:	/s/ Eric W. Narowski
Name:	Eric W. Narowski
Title:	Chief Financial Officer (Principal Financial Officer)

Dated: December 10, 2013

ANNEX I

Macquarie Capital (USA) Inc.

A Member of the Macquarie Group of Companies

125 West 55th Street New York NY 10019 UNITED STATES	Telephone Tollfree Facsimile Internet	1 212 231 1000 1 800 648 2878 1 212 231 1717 www.macquarie.com

November 24, 2013

PERSONAL AND CONFIDENTIAL

Board of Directors

Harris Interactive Inc.

60 Corporate Woods

Rochester, New York 14623

Members of the Board of Directors:

We understand that, pursuant to an Agreement and Plan of Merger, to be dated as of November 25, 2013 (the “Merger Agreement”), among Harris Interactive Inc. (the “Company”), Nielsen Holdings N.V. (“Acquiror”) and Prime Acquisition Corp. (“Merger Sub”), Acquiror will cause Merger Sub to commence a tender offer (the “Tender Offer”) to purchase any and all of the outstanding shares of common stock, par value $0.001 per share, of the Company (together with the preferred share purchase rights attached thereto issued pursuant to the Rights Agreement, the “Company Common Stock”) at a price per share of $2.00, as may be adjusted pursuant to the Merger Agreement, net to the selling Company stockholders in cash (the “Consideration”). The Merger Agreement further provides that, following consummation of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger”) and each share of Company Common Stock, other than Company Common Stock held by the Company as treasury stock or owned by the Acquiror or Merger Sub, in each case, outstanding immediately prior to the Effective Time, and other than shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and properly demands appraisal for such shares in accordance and full compliance with Delaware law (the “Dissenting Shares” and, together with the Company Common Stock held by the Company as treasury stock or owned by the Acquiror or Merger Sub immediately prior to the Effective Time, collectively, the “Excluded Shares”), will be converted into the right to receive an amount in cash equal to the Consideration, without interest. The Tender Offer and the Merger, together and not separately, are referred to as the “Transaction”. As a result of the Transaction, the Company will become a wholly owned subsidiary of the Acquiror. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement and terms used herein and not defined shall have the meanings ascribed in the Merger Agreement.

You have asked us whether, in our opinion, as of the date hereof, the Consideration to be paid to the holders of the Company Common Stock (other than holders of Excluded Shares) in the proposed Transaction is fair, from a financial point of view, to such holders of the Company Common Stock.

In connection with rendering our opinion, we have, among other things:

(i)	Reviewed a draft of the Merger Agreement dated November 23, 2013, which we have assumed is in substantially final form and will not vary in any respect material to our analysis;

ANNEX I - 1

Macquarie Capital (USA) Inc. is not an authorized deposit-taking institution for the purposes of the Banking Act 1959 (Commonwealth of Australia), and its obligations do not represent deposits or other liabilities of Macquarie Bank Limited ABN 46 008 583 542. Macquarie Bank Limited does not guarantee or otherwise provide assurance in respect of the obligations of Macquarie Capital (USA) Inc.

Macquarie Capital (USA) Inc.	Page 2

(ii)	Reviewed certain publicly available business and financial information relating to the Company and its subsidiaries that we deemed to be relevant;

(iii)	Reviewed certain non-public internal financial statements and other non-public financial and operating data relating to the Company and its subsidiaries that were prepared and furnished to us by the management of the Company;

(iv)	Reviewed certain financial projections, including perpetuity growth rates, relating to the Company and its subsidiaries that were provided to us by the management of the Company and, upon certain of which, we have been instructed to rely;

(v)	Discussed the past and current operations, financial projections, current financial condition and prospects of the Company and its subsidiaries with certain members of senior management of the Company;

(vi)	Reviewed the reported prices and trading activity of the Company Common Stock;

(vii)	Compared the financial performance of the Company with publicly available information concerning certain other companies that we deemed relevant, and compared the prices and trading activity of the Company Common Stock with that of certain publicly traded companies that we deemed relevant;

(viii)	Reviewed the financial terms of certain publicly available transactions involving companies we deemed relevant;

(ix)	Considered the information garnered in our efforts to solicit and hold discussions with, at the direction of the Company, certain specified third parties to solicit indications of interest from such third parties in the possible acquisition of the Company; and

(x)	Performed such other financial analyses and examinations and considered such other factors that we deemed appropriate for purposes of this opinion.

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking responsibility for independently verifying, the accuracy and completeness of the information reviewed by us or reviewed for us. With respect to the financial projections of the Company which were furnished to us, we have assumed that such financial projections have been reasonably prepared by the Company on bases reflecting Company management’s best currently available estimates and good faith judgments, as of the date such financial projections were prepared, of the future competitive, operating and regulatory environments and related financial performance of the Company. We express no view as to any such financial projections or the assumptions on which they are based. In addition, we have assumed with your consent that the Consideration will be $2.00 per share of Company Common Stock and that there will be no adjustment thereto pursuant to Section 2.01(e) of the Merger Agreement.

For purposes of rendering our opinion, we have assumed, with your consent, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Tender Offer and the Merger will be satisfied without waiver or modification thereof. We have further assumed, with your consent, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Tender Offer and the Merger will be obtained without any delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Tender Offer or the Merger and that the Tender Offer and Merger will be consummated in accordance with the terms set forth in the Merger Agreement without material modification, waiver or delay the effect of which would be meaningful to our analysis.

We have not made, nor assumed any responsibility for making, any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or any of its subsidiaries, nor have we been furnished with any such independent valuations or appraisals, nor have we evaluated the solvency or fair value of the Company or any of its subsidiaries under any state or federal laws relating to bankruptcy, insolvency or

ANNEX I - 2

Macquarie Capital (USA) Inc.	Page 3

similar matters. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, reaffirm or withdraw this opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness from a financial point of view, as of the date hereof, to the holders of the Company Common Stock (other than holders of Excluded Shares), of the Consideration to be paid to such holders of the Company Common Stock in the proposed Transaction. We do not express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities or options, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Consideration in cash to be paid to the holders of the Company Common Stock (other than holders of Excluded Shares) pursuant to the Merger Agreement or otherwise. Our opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transaction. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Acquiror or the ability of the Company or Acquiror to pay its obligations when they come due.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive fees for our services, the substantial portion of which is contingent upon consummation of the Tender Offer. We will also receive a percentage of certain fees, payments, compensation or profits received by the Company or any of its affiliates in connection with a termination or abandonment of the Transaction. We will also receive a fee in connection with the delivery of this opinion. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement. In the ordinary course of business, Macquarie Capital (USA) Inc. or its affiliates may actively trade in the debt and equity securities (including bank loans), or options on securities, of (x) the Company and affiliates of the Company, (y) the Acquiror and affiliates of the Acquiror and (z) any other company that may be involved in the Transaction, for its and their own accounts and for the accounts of its and their customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates may have in the past provided, may be currently providing and in the future may provide, financial advisory services to the Company and affiliates of the Company and to the Acquiror and its affiliates, for which we or such affiliates would have received, and/or would expect to receive, compensation. Other than this engagement, in the two years preceding the date of this Opinion, Macquarie Capital (USA) Inc. has not had any material relationship with the Company for which compensation has been received or is intended to be received.

It is understood that this opinion is solely for the information of the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction, and may not be disclosed to any third party or used for any other purpose without our prior written consent, except that a copy of this opinion may be included in any filing the Company is required to make with the Securities and Exchange Commission in connection with the Transaction if such inclusion is required by applicable law, provided that the opinion is reproduced in full in such filing and any description of or reference to us or summary of this opinion and the related analyses in such filing is in a form reasonably acceptable to us. Our opinion does not constitute a recommendation to any holder of Company Common Stock as to whether such holder should tender its shares in the Tender Offer or how such holder should otherwise act or vote in connection with the Transaction or any other matter. This opinion has been approved by a fairness opinion committee of Macquarie Capital (USA) Inc.

[Signature Page Follows]

ANNEX I - 3

Macquarie Capital (USA) Inc.	Page 4

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders of the Company Common Stock (other than holders of Excluded Shares) in the proposed Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

MACQUARIE CAPITAL (USA) INC.

/s/ Macquarie Capital (USA) Inc.

ID: 41382

ANNEX I - 4

Annex II

December 10, 2013

Dear Harris Interactive Stockholder:

We are pleased to inform you that on November 25, 2013 Harris Interactive Inc. (the “Company” or “Harris Interactive”) entered into an Agreement and Plan of Merger (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”) with Nielsen Holdings N.V., a company organized under the laws of the Netherlands (“Parent”), and Prime Acquisition Corp. (“Purchaser”), an indirect wholly owned subsidiary of Parent, which provides for the acquisition of the Company by Parent.

Pursuant to the Merger Agreement, Purchaser has today commenced a tender offer (the “Offer”) to purchase all of the outstanding shares of the Company’s common stock, par value $0.001 per share (together the preferred share purchase rights attached thereto, each, a “Share”) at a purchase price of $2.00 per Share, as such price may be adjusted upward or downward pursuant to the Merger Agreement, as described below (such price, as so adjusted as set forth below, if applicable, the “Offer Price”), net to the selling Company stockholders in cash, without interest and less any applicable withholding taxes.

The Offer Price will be (x) increased if the World Wide Cash Adjusted Amount (as defined in and determined in accordance with the Merger Agreement) is greater than $9,350,000, with such increase to be an amount equal to the quotient (rounded to the nearest whole $0.01) of (A) the amount by which the World Wide Cash Adjusted Amount exceeds $9,300,000 divided by (B) the number of Shares issued and outstanding as of January 9, 2014 (determined on a Fully Diluted basis (as defined in the Merger Agreement)), (y) decreased if the World Wide Cash Adjusted Amount is less than $9,250,000, with such decrease to be an amount equal to the quotient (rounded to the nearest whole $0.01) of (A) the amount by which the World Wide Cash Adjusted Amount is less than $9,300,000 divided by (B) the number of Shares issued and outstanding as of January 9, 2014 (determined on a Fully Diluted basis) and (z) not adjusted if the World Wide Cash Adjusted Amount is more than or equal to $9,250,000 and less than or equal to $9,350,000. As further described in Purchaser’s Offer to Purchase dated December 10, 2013 (the “Offer to Purchase”), the World Wide Cash Adjusted Amount is the average of the actual or projected, as applicable, End of Day Cash and Cash Equivalents (as defined and determined in accordance with the Merger Agreement) held by the Company and its subsidiaries at the end of each business day from January 2, 2014 through January 15, 2014 less certain fees and expenses (as identified and defined in the Merger Agreement) of the Company incurred in connection with the transactions contemplated by the Merger Agreement along with other reductions for other payments, costs and amounts, all as identified and defined in the Merger Agreement and more fully described in the Offer to Purchase. No later than 9:00 A.M., New York City time, on the business day following final determination of the World Wide Cash Adjusted Amount, Purchaser will announce any adjustment of the Offer Price to the holders of Shares, or, if applicable, Purchaser will provide notice that the Offer Price will not be adjusted. This announcement is expected to occur no earlier than January 10, 2014 and no later than January 21, 2014 pursuant to the terms of the Merger Agreement.

The Offer is not subject to any financing condition. The Offer is conditioned upon (i) there being validly tendered and not properly withdrawn prior to the Expiration Date that number of Shares that, together with the Shares then owned (if any) by Nielsen or Purchaser, represents at least a majority of the Shares outstanding on a

ANNEX II - 1

Fully Diluted basis, (ii) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated, (iii) holders of Shares representing 13% or more of the outstanding Shares not having demanded (and not withdrawn) appraisal under Section 262 of Delaware Law for such Shares and (iv) the other conditions to the Offer described in the Offer to Purchase.

The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on January 29, 2014 (one minute after 11:59 P.M., New York City time, on January 29, 2014) unless the Offer is extended pursuant to the terms of the Merger Agreement or applicable law.

If the Offer is successful, subject to the satisfaction of certain conditions, Purchaser will be merged with and into the Company (the “Merger”) in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), with the Company continuing as the surviving corporation in the Merger. Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. In the Merger, all Shares that are outstanding as of immediately prior to the effective time of the Merger (other than Shares held by the Company, Parent or Purchaser or any subsidiary of either the Company or Parent, and Shares held by stockholders who are entitled to demand, and who have properly demanded appraisal for such Shares in accordance and full compliance with Delaware law) will be automatically converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any required withholding taxes.

As set forth in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), after careful consideration, the Board of Directors of the Company has unanimously (i) authorized, approved and adopted the Merger Agreement and authorized and approved the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement and all agreements and documents related thereto and contemplated thereby, (ii) determined that the Merger Agreement is advisable, fair to and in the best interests of Harris Interactive and its stockholders and (iii) resolved to recommend that Harris Interactive’s stockholders accept the Offer and tender their Shares pursuant to the Offer. Accordingly, the Board of Directors of the Company hereby unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

In arriving at its recommendations, the Company Board gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9. Also accompanying this letter are the Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering your Shares, which set forth the terms and conditions of Purchaser’s Offer and provide instructions on how to tender your Shares. WE URGE YOU TO READ ALL OF THE ENCLOSED MATERIALS CAREFULLY AND IN THEIR ENTIRETY. PLEASE CONSULT WITH YOUR FINANCIAL AND TAX ADVISORS BEFORE MAKING ANY DECISION.

Sincerely,

Al Angrisani

Chief Executive Officer

ANNEX II - 2

ANNEX III

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title ), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this

ANNEX III - 1

section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in

ANNEX III - 2

accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value,

ANNEX III - 3

the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX III - 4